UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
  This non-material amendment is filed to (A) modify the Perks section to (i) add a new Time-Based Bonus Shares Perks for funded investments received after December 9, 2025 at 11:59 PM, and (ii) apply such Time-Based Bonus Shares Perk retroactively to amounts invested from December 10, 2025 to the filing date of this Form C/A and (B) update the Capitalization and Ownership, Previous Offerings, and Financial Information sections.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Westbound & Down Brewing, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

March 1, 2018

Physical Address of Issuer:

2755 Dagny Way, Unit 101, Lafayette, CO 80026, United States

Website of Issuer:

www.westboundanddown.com

Is there a Co-Issuer? _X_ Yes ___ No

Name of Co-Issuer:

Westbound & Down Brewing CF Investors SPV, LLC

Legal status of Co-Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

January 24, 2025

Physical Address of Co-Issuer:

2755 Dagny Way, Unit 101, Lafayette, CO 80026, United States

Website of Co-Issuer:

None

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC and its affiliates, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $15,000 monthly fee for the use of the platform and marketing services payable to DealMaker Securities LLC and its affiliates.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

Name of qualified third party "Escrow Agent" which the Offering will utilize

Enterprise Bank & Trust, a Missouri chartered trust company

Type of Security Offered:

Class B Common Stock

Target Number of Securities to be Offered:

4,358

Price (or Method for Determining Price):

$2.25

Target Offering Amount:

$10,001.61

Oversubscriptions Accepted:

☑ Yes

☐ No

Oversubscriptions will be Allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from Target Offering Amount):

$3,765,555.68

Deadline to reach the Target Offering Amount:

April 15, 2026

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

142

	Most recent fiscal year-end (2024)*	Prior fiscal year-end (2023)*
Total Assets	$8,560,947	$8,013,636
Cash & Cash Equivalents	$278,358	$850,693
Accounts Receivable	$246,072	$134,821
Current Liabilities	$1,746,822	$1,500,478
Long-Term Liabilities	$6,780,288	$5,325,610
Revenues/Sales	$10,327,761	$6,921,332
Cost of Goods Sold	$4,522,771	$2,730,711
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(1,337,305)	$(102,053)

*Reflects the financial results for the Crowdfunding Issuer, Westbound & Down Brewing, Inc. Exhibit G, attached hereto and made a part hereof, also includes the audited inception financials for the Co-Issuer, which was formed on January 24, 2025.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

TABLE OF CONTENTS

OFFERING STATEMENT (Exhibit A) 1

SPECIAL NOTICE TO FOREIGN INVESTORS 3

NOTICE REGARDING THE ESCROW AGENT 3

    Bad Actor Disclosure 3

    Ongoing Reporting 3

    Eligibility 4

ABOUT THIS FORM C/A 5

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS..5

SUMMARY 6

    The Company..6

    The Offering 6

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS OF THE COMPANY 7

    Biographical Information 8

    Indemnification 9

CO-ISSUER..10

BUSINESS 11

    Description of the Business 11

    Business Plan 11

    The Company's Products and/or Services 11

    Competition 11

    Customer Base 11

    Supply Chain..11

    Intellectual Property 12

    Governmental/Regulatory Approval and Compliance 12

    Litigation..12

    Employees...12

    Perks 13

RISK FACTORS 16

    Risks Related to the Company's Business and Industry 16

    Risks Related to the Offering..22

    Risks Related to the Securities..24

THE OFFERING 27

    The Offering 27

    Co-Issuer..28

    Investor Confirmation Process...28

    Material Changes 28

    Cancellations..28

    Rolling and Early Closings 29

    Oversubscriptions 29

    Updates 29

    Intermediary Information...29

Platform Compensation 29

Investor Limitations 29

USE OF PROCEEDS..30

CAPITALIZATION AND OWNERSHIP..31

Offering..31

Restrictions on Transfer 31

Description on Issuer's Securities 32

Capitalization 32

Outstanding Capital Stock 33

Outstanding Options, SAFEs, Convertible Notes, Warrants..35

Voting and Control 35

Ownership..36

Previous Offerings of Securities 37

DEBT 38

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 40

FINANCIAL INFORMATION 41

Cash and Cash Equivalents 41

Liquidity and Capital Resources 41

Capital Expenditures and Other Obligations..41

Valuation..41

Material Changes and Other Information 41

TAX MATTERS...42

LEGAL MATTERS 42

ADDITIONAL INFORMATION 43

EXHIBITS

<u>Exhibit A</u>: Offering Statement
<u>Exhibit B</u>: Investor Website
<u>Exhibit C</u>: Subscription Agreement between Co-Issuer and Investor
<u>Exhibit D</u>: Co-Issuer Operating Agreement
<u>Exhibit E</u>: Amended and Restated Certificate of Incorporation
<u>Exhibit F</u>: Bylaws
<u>Exhibit G</u>: Financial Statements
<u>Exhibit H</u>: Video Transcript

Offering Statement (Exhibit A)
January 8, 2026

Westbound & Down Brewing, Inc.



SPV Interests Representing
Up to $3,765,555.68 of Class B Common Stock

Westbound & Down Brewing, Inc. ("*Westbound & Down*," the "*Company*," "*we*," "*us*," or "*our*") is offering a minimum amount of $10,001.61 (the "*Target Offering Amount*") and up to a maximum amount of $3,765,555.68 (the "*Maximum Offering Amount*") of Class B Common Stock (the "*Securities*") "), at a purchase price of $2.25 per share of Class B Common Stock on a best efforts basis as described in this Form C/A (this "*Offering*"). The Target Offering Amount and Maximum Offering Amount include the investor processing fee total for all investments. The investment will be made through Westbound & Down Brewing CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "*Co-Issuer*"). The Company must raise an amount equal to or greater than the Target Offering Amount by April 15, 2026 (the "*Offering Deadline*"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("*Investors*" or "*you*") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "*Intermediary*"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "*Escrow Agent*") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$735.75	$62.54	$673.21
Investor Processing Fee (4)	$14.72	$1.25	$13.47
Target Offering Amount	$10,001.61	$850.14	$9,151.47
Maximum Offering Amount	$3,765,555.68	$320,072.23	$3,445,483.45

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary will also receive a $15,000 monthly fee for use of the platform and marketing services, which are not included above.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(4)   The Company will charge each Investor a fee of two percent (2.0%) of the Investor's investment amount ("***Investor Processing Fee***"). The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF (as described in the section below entitled "CAPITALIZATION AND OWNERSHIP") and is included in the $750.47 Minimum Individual Investment Amount, consisting of the Minimum Individual Purchase Amount (327 shares of Class B Common Stock) plus the Investor Processing Fee. The Intermediary receives commissions on the Investor Processing Fee.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C/A. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.westboundanddown.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "***Exchange Act***") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "***Investment Company Act***")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "***Securities Act***") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The date of this Form C/A is January 8, 2026

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than DealMaker Securities LLC (the "***Intermediary***") has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C/A to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "***Investors***" or "***you***".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Westbound & Down Brewing, Inc. manufactures craft beer for distribution and operates brewpubs in Colorado that sell food as well as beer. The Company currently has 5 brewpub locations in Lafayette, Idaho Springs, Basalt, Aspen and Downtown Denver and also operates two warehouses.

The Company was incorporated in Delaware on March 1, 2018, and is headquartered in Lafayette, Colorado. The Company sells its products at its retail locations in Colorado as well as to distributors in Colorado and certain other states. The Company's website is www.westboundanddown.com.

The Company has a wholly-owned subsidiary, High Country Brewing LLC, which was organized on December 17, 2020, in the state of Colorado. This entity is a party to a certain lease and holds certain brewpub licenses and contracts. Additionally, the Company owns sixty percent (60%) of Watershed Legacy LLC, organized on October 6, 2023 in the state of Colorado, which operates the Company's Aspen location.

A full description of our products, services and business plan can be found on the Company's investor website page at the Company's website under www.invest.westboundanddown.com (the "***Investor Website Page***") and the version published as of the date of this Form C/A is attached as Exhibit B. The Investor Website Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C/A as well as make general announcements. You should view Exhibit B as well as the Investor Website Page at the time you consider making an investment commitment.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jacob Gardner	CEO and Director of Brewing Operations	CEO and Director of Brewing Operations of Westbound & Down Brewing, Inc. (and its predecessor), 2015 - Present Responsible for general CEO responsibilities and brewing operations.	University of Colorado, B.A., English, 2011
Jed MacArthur	Secretary, Property Acquisition Specialist, Founder and Director	Secretary, Property Acquisition Specialist, Founder and Director of Westbound & Down Brewing, Inc. (and its predecessor), 2015 - Present Responsible for corporate secretary activities and identifying property locations for the business. Real Estate Broker at RE/MAX, 2001 – Present Responsible for commercial real estate broker activities.	Colorado State University, B.S., Business, 2000
Matt Husted	Director of Hospitality	Director of Hospitality of Westbound & Down Brewing, Inc., 2023 - Present Responsible for streamlining the food and beverage operations at all Westbound & Down's properties, ensuring they continue to deliver exceptional quality and service. Director of Hospitality I.E. Hospitality, 2017 - 2023 Responsible for operations.	Colorado State University, Bachelors, Business, 2000
Casey Taylor	Director of Culinary & Brewpub Operations	Director of Culinary and Brewpub Operations of Westbound & Down Brewing, Inc., 2021 - Present Responsible for culinary decisions and brewpub operations.	Graduated High School, 1998

Daniel Brown	Director	Director of Westbound & Down Brewing, Inc., 2015 - Present Responsible for Board oversight.	Colorado State University, Bachelors, Business, 1998
Lindsay McFarlane	Director	Director of Westbound & Down Brewing, Inc., 2023 - Present Responsible for Board oversight. Ruffin Solutions, 2015 – Present Responsible for managing employee benefits.	Colorado State University, Sport Medicine, 2005

Biographical Information

Jacob Gardner: Jake is the CEO and Director of Brewing Operations for the Company. He is unsung hero behind the brewery's exceptional beers. With locations in Idaho Springs, Lafayette, and a bustling taproom in downtown Denver, Jake's focus isn't on crafting recipes but on perfecting the brewing process to elevate every beer's flavor and quality. His meticulous attention to detail has earned Westbound & Down significant accolades, including the 2019 brewer of the year at the Great American Beer Festival and the 2nd most total awards in the country in the last 5 years. His dedication and love for brewing are evident in every pint.

Jed MacArthur: Jed is the Secretary, Property Acquisition Specialist, Founder and Director of the Company. Jed combines a deep passion for craft beer with an exceptional knack for identifying prime locations. With extensive experience at RE/MAX and a background in architecture, construction management, and developers, makes him a pivotal figure in driving the brand's growth through smart real estate decisions. Jed's ability to scout and secure the right locations has been integral to Westbound & Down's expansion strategy, ensuring each new site resonates with the community and aligns with the brand's ethos. His commitment to excellence and a keen understanding of the market dynamics help Westbound & Down create spaces where craft beer enthusiasts can gather, connect, and enjoy memorable experiences. Jed continues to play a vital role in shaping the brewery's footprint and fostering a thriving community around each new venture.

Matt Husted: Matt is the Director of Hospitality for the Company. He is a visionary leader committed to pioneering outstanding dining experiences and enhancing the hospitality landscape in Colorado. His expertise and leadership have been pivotal in the success of several prestigious organizations, including Bareburger International and Id Est Hospitality Group. Matt's influence helped establish multiple Michelin Star restaurants throughout Colorado. He now brings his extensive experience and innovative approach to Westbound & Down Brewing Company, aiming to elevate their dining experiences across Colorado and beyond. Matt will streamline the food and beverage operations at all of Westbound & Down's properties, ensuring they continue to deliver exceptional quality and service.

Casey Taylor: Casey is the Director of Culinary and Brewpub Operations for the Company. Chef Casey has extensive experience with international corporations and Denver's top eateries where he drove culinary innovation and operational excellence. Starting his career with The Brinker Corporation, Casey launched over 60 restaurants worldwide, refining his skills in kitchen management and menu development. His journey continued in Denver, where he mastered fine dining, and creative cuisine alongside renowned chefs. At Westbound & Down, Casey's passion for food and beer comes together, crafting unique dishes that pair perfectly with the brewery's offerings. He has successfully ideated and executed Westbound & Down's Fast-Casual Concept, showcasing his ability to innovate and adapt. His commitment to flavor innovation and quality ensures exceptional dining experiences, from creative beer-infused recipes to memorable food pairings.

Daniel Brown: Dan is a Director of the Company. A northern Colorado native, Dan grew up in one of the largest agricultural producing counties in the country where he developed an up-close appreciation for that way of life. During high school and college, he would work on his close friends' feedyard to drive that appreciation to a new level. A graduate of CSU with a Bachelor's in Business, Dan worked in sales directly out of college trying his hand in a couple different industries. He finally settled on the residential mortgage industry in 2002 where unbeknownst to him at the time it would become his long-term career. In 2004, Dan started his own mortgage company, Spire Financial. From very meager beginnings at a dining room table, Dan would eventually turn Spire Financial into a multi-state organization with 200 employees funding approximately $1.2B annually. In 2015, Dan and two friends opened their first Westbound & Down brewpub in Idaho Springs, CO. The three shared an appreciation for the Colorado craft beer industry that led them to decide to jump in. Fast forward and there are currently five locations in the portfolio and growing quickly. The Company is the most awarded brewery in the state since 2019 and the second most awarded brewery in America over that span. In 2020, Dan came back to his roots in a way he never imagined. He began feeding cattle on the very feedyard his friends own to this day. Dan left Spire Financial in 2023 to fully focus on the Company, as well as cattle feeding and the retail arm he would open to the public in Fall of 2023, Rugby Scott. While not working you'll find Dan with his family and friends enjoying the beautiful Rocky Mountains or traveling. Dan loves to cook in his free time and loves trying new restaurants either domestically or abroad.

Lindsay McFarlane: Lindsay is a Director of the Company. Lindsay has worked in sales and employee benefits management for her career. She has been with Ruffin Solutions for the past 10 years helping small businesses manage benefits and retention as a key consultant. She brings a broad view of the market and great generalist perspective to her board role at the Company. Lindsay graduated from Colorado State University in 2005 with a major in Sports Medicine.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CO-ISSUER

This Offering has the following co-issuer(s): Westbound & Down Brewing CF Investors SPV, LLC (the "***Co-Issuer***"), located at 2755 Dagny Way, Unit 101, Lafayette, CO 80026, United States.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2025. There is no website for the Co-Issuer.

The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Common Stock.

There will be no material difference between an investment in the Company and the Co-Issuer.

BUSINESS

A full description of our products, services and business plan can be found on the Company's Investor Website Page at the Company's website under **www.invest.westboundanddown.com**. *The version published as of the date of this Form C/A is attached as* <u>Exhibit B</u>.

Description of the Business

Westbound & Down Brewing, Inc. manufactures craft beer for distribution and operates brewpubs in Colorado that sell food as well as beer. The Company currently has 5 brewpub locations

Business Plan

The Company's origins go back to 1992 when Will McFarlane founded DBC Trading Post II, LLC and operated a restaurant named the Buffalo Bar and Grill from 1992 until 2014. Will McFarlane passed away in 2008 and the ownership transferred to the McFarlane Family Trust. In 2014, the restaurant was closed and renovations began on the original Westbound & Down Brewery. The brewery opened in December of 2015. In 2018, the Company was formed as a holding company to effect a plan to expand the business and the members of DBC Trading Post II became shareholders in the Company. Today, the Company has 5 brewpub locations in Lafayette, Idaho Springs, Basalt, Aspen and Downtown Denver and also operates two warehouses. The Company plans to continue to expand and to add additional locations in Colorado and outside of Colorado over the next several years. The Company recently signed a letter of intent to purchase a location in Denver to expand its Denver operations.

The capital we raise here will provide us necessary working capital for our planned expansion, allow us to build out our infrastructure and to increase sales and marketing efforts as we continue to aggressively grow and expand our infrastructure and business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Westbound & Down Brewpubs	Provide food, hospitality and craft beer at 5 brewpub locations throughout Colorado.	Individuals who live in Colorado enjoy great food and beer. The Company has plans to expand into other states in the future.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. Product quality, taste, value and packaging are key differentiators.

The Company's primary competitors are restaurants and craft beer manufacturers in Colorado, which will also include restaurants and craft beer manufacturers in other states the Company expands into in the future

Customer Base

The Company's target customer base is primarily individuals who live in Colorado and enjoy great food and beer. The Company has plans to expand into other states in the future.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
5013527	"WESTBOUND & DOWN"	Trademark and Service Mark	October 10, 2014	August 2, 2016	USA
5239783	"WESTBOUND & DOWN BREWING COMPANY"	Trademark and Service Mark	July 15, 2016	July 11, 2017	USA
5540214	"COLORADO PRIDE"	Trademark	January 8, 2018	August 14, 2018	USA
5005251	"COLORADO PALE ALE"	Trademark	February 25, 2015	July 19, 2016	USA
5132428	"DEN'VAR PILS"	Trademark	June 2, 2016	January 31, 2017	USA
5132428	"THE COLORADAN"	Trademark	January 8, 2018	March 19, 2019	USA
2643676	"WESTBOUND"	Trademark	June 3, 1999	October 29, 2002	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, the sale of beer, both in brewpubs and through sales to out of state distributors, is highly regulated and the Issuer operates under granted licenses. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

Employees

The Company currently has 142 employees. The Company also utilizes independent contractors and advisors.

Perks

The Company is offering the following Perks to Investors+:

Pre-Offering Reservations:

Investors who made a subscription reservation prior to the launch of the Offering will receive an additional 2% Bonus Shares of Class B Common Stock if they fund their investment within 30 days of the launch of the Offering.

Time-Based Bonus Shares:

To determine Bonus Shares to be awarded for an investment, all prior investments by an Investor, including those since the commencement of the Offering, shall be stacked to determine the appropriate Bonus Shares to be issued on new investments. For the sake of clarity, if a Funded Investment Amount of $2,000 was made on October 5, 2025 and then an Investor makes another Funded Investment of $4,000 on November 5, 2025, Investor shall have received 3% in Bonus Shares for the first Funded Investment Amount and then would receive 7% in Bonus Shares for the second Funded Investment (i.e., the investment would be viewed as between $5,000.00 and $9,999.99 for the second Funded Investment Amount by stacking the initial $2,000 Funded Investment Amount with the additional new $4,000 Funded Investment Amount). No stacking will occur for non-monetary Perks.

Funded Investment Amount Received By October 9, 2025 prior to 11:59 Pacific Time (6:59 PM Coordinated Universal Time (UTC) the following day)*	*Bonus Shares of Class B Common Stock plus non-monetary Perks*
Investment between $750.00 and $2,499.99	3% Bonus Shares
Investment between $2,500.00 and $4,999.99	7% Bonus Shares plus an invitation to Annual Shareholder Party when an Investors' investment from the Company's prior Regulation Crowdfunding offering combined with this tier totals $5,000 or more
Investment between $5,000.00 and $9,999.99	10% Bonus Shares plus invitation to Annual Shareholders Party
Investment between $10,000.00 and $19,999.99	15% Bonus Shares plus $100 e-gift card plus 10% off meals and beer in perpetuity plus one free 10oz pour every time you visit in perpetuity plus an exclusive Gold Membership Card plus an invitation to our Annual Shareholder Party
Investment between $20,000.00 and $49,999.99	20% Bonus Shares plus $200 e-gift card plus brewery tour and lunch with the Company's Founder plus 10% off meals and beer in perpetuity plus one free 10oz pour every time you visit in perpetuity plus an exclusive Gold Membership Card plus an invitation to our Annual Shareholder Party
Investment of $50,000.00 and above	25% Bonus Shares plus $500 e-gift card plus 15% off meals and beer in perpetuity plus an exclusive Black Membership Card plus brewery tour and lunch with the Company's Founder plus one free 10oz pour every time you visit in perpetuity plus an invitation to our Annual Shareholder Party

*For purposes of this table, Funded Investment Amount means for Bonus Shares purposes, all funded investments from an Investor during the specified time period, and for non-Bonus Shares purposes means each funded investment from an Investor during the specified time period, regardless of whether the investor has made other investments in the specified time period or at any other time in the Offering; in each case, in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement and Investor Questionnaire), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening, by the applicable Perk deadline.

Funded Investment Amount Received By November 9, 2025 prior to 11:59 Pacific Time (6:59 PM Coordinated Universal Time (UTC) the following day)*	Bonus shares of Class B Common Stock plus non-monetary Perks
Investment between $1,000.00 and $2,499.99	3% Bonus Shares
Investment between $2,500.00 and $4,999.99	3% Bonus Shares plus an invitation to Annual Shareholder Party when an Investors' investment from the Company's prior Regulation Crowdfunding offering combined with this tier totals $5,000 or more
Investment between $5,000.00 and $9,999.99	7% Bonus Shares plus an invitation to Annual Shareholder Party
Investment between $10,000.00 and $19,999.99	10% Bonus Shares plus $100 e-gift card plus 10% off meals and beer in perpetuity plus one free 10oz pour every time you visit in perpetuity plus an exclusive Gold Membership Card plus an invitation to our Annual Shareholder Party
Investment between $20,000.00 and $49,999.99	15% Bonus Shares plus $200 e-gift card plus brewery tour and lunch with the Company's Founder plus 10% off meals and beer in perpetuity plus one free 10oz pour every time you visit in perpetuity plus an exclusive Gold Membership Card plus an invitation to our Annual Shareholder Party
Investment of $50,000.00 and above	20% Bonus Shares plus $500 e-gift card plus 15% off meals and beer in perpetuity plus an exclusive Black Membership Card plus one free 10oz pour every time you visit in perpetuity plus an invitation to our Annual Shareholder Party

*For purposes of this table, Funded Investment Amount means for Bonus Shares purposes, all funded investments from an Investor during the specified time period, and for non-Bonus Shares purposes means each funded investment from an Investor during the specified time period, regardless of whether the investor has made other investments in the specified time period or at any other time in the Offering; in each case, in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement and Investor Questionnaire), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening, by the applicable Perk deadline.

Funded Investment Amount Received By December 9, 2025 prior to 11:59 Pacific Time (6:59 PM Coordinated Universal Time (UTC) the following day)*	Bonus shares of Class B Common Stock plus non-monetary Perks
Investment between $2,500.00 and $4,999.99	2% Bonus Shares and an invitation to Annual Shareholder Party when an Investors' investment from the Company's prior Regulation Crowdfunding offering combined with this tier totals $5,000 or more
Investment between $5,000.00 and $9,999.99	5% Bonus Shares and an invitation to Annual Shareholder Party
Investment between $10,000.00 and $19,999.99	7% Bonus Shares plus $100 e-gift card plus 10% off meals and beer in perpetuity plus one free 10oz pour every time you visit in perpetuity plus an exclusive Gold Membership Card plus an invitation to our Annual Shareholder Party
Investment between $20,000.00 and $49,999.99	10% Bonus Shares plus $200 e-gift card plus brewery tour and lunch with the Company's Founder plus 10% off meals and beer in perpetuity plus one free 10oz pour every time you visit in perpetuity plus an exclusive Gold

	Membership Card plus an invitation to our Annual Shareholder Party
Investment of $50,000.00 and above	15% Bonus Shares plus $500 e-gift card plus 15% off meals and beer in perpetuity plus an exclusive Black Membership Card plus brewery tour and lunch with the Company's Founder plus one free 10oz pour every time you visit in perpetuity plus an invitation to our Annual Shareholder Party

*For purposes of this table, Funded Investment Amount means for Bonus Shares purposes, all funded investments from an Investor during the specified time period, and for non-Bonus Shares purposes means each funded investment from an Investor during the specified time period, regardless of whether the investor has made other investments in the specified time period or at any other time in the Offering; in each case, in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement and Investor Questionnaire), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening, by the applicable Perk deadline.

Funded Investment Amount Received After 11:59 Pacific Time on December 9, 2025 (6:59 PM Coordinated Universal Time (UTC) the following day)*	***Bonus shares of Class B Common Stock plus non-monetary Perks***
Investment between $2,500.00 and $4,999.99	1% Bonus Shares and an invitation to Annual Shareholder Party when an Investors' investment from the Company's prior Regulation Crowdfunding offering combined with this tier totals $5,000 or more
Investment between $5,000.00 and $9,999.99	3% Bonus Shares and an invitation to Annual Shareholder Party
Investment between $10,000.00 and $19,999.99	5% Bonus Shares plus $100 e-gift card plus 10% off meals and beer in perpetuity plus one free 10oz pour every time you visit in perpetuity plus an exclusive Gold Membership Card plus an invitation to our Annual Shareholder Party
Investment between $20,000.00 and $49,999.99	7% Bonus Shares plus $200 e-gift card plus brewery tour and lunch with the Company's Founder plus 10% off meals and beer in perpetuity plus one free 10oz pour every time you visit in perpetuity plus an exclusive Gold Membership Card plus an invitation to our Annual Shareholder Party
Investment of $50,000.00 and above	10% Bonus Shares plus $500 e-gift card plus 15% off meals and beer in perpetuity plus an exclusive Black Membership Card plus brewery tour and lunch with the Company's Founder plus one free 10oz pour every time you visit in perpetuity plus an invitation to our Annual Shareholder Party

*For purposes of this table, Funded Investment Amount means for Bonus Shares purposes, all funded investments from an Investor during the specified time period, and for non-Bonus Shares purposes means each funded investment from an Investor during the specified time period, regardless of whether the investor has made other investments in the specified time period or at any other time in the Offering; in each case, in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement and Investor Questionnaire), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening, by the applicable Perk deadline.

Employee Perks

Employees of the Company who invest in the Offering shall receive Bonus Shares of Class B Common Stock equal to 25% of the total Securities they purchased in the Offering (rounded to the nearest whole number).

+The following terms and conditions apply:

- Non-Bonus Shares Perks may not be stacked with lower tiers. For Non-Bonus Shares Perks which provide for a higher value than that in a lower tier Perk, the higher value shall be issued and the Perks will not be combined. For example, if a lower Non-Bonus Shares Perk provides for a $100 e-gift card and an Investor invests in a higher tier providing for a $200 e-gift card, the Investor shall receive a $200 e-gift card only and not a $300 e-gift card.
- Exclusive Gold Membership Cards allow for 10% off and Exclusive Black Membership Cards allow for 15% off purchases in perpetuity. This discount applies for both dine-in and take-out purchases on food and beer, as well as merchandise. Membership cards can be used for others only if the transaction is put on a single credit card by the owner of the Exclusive Gold/Black Membership Card and the party does not exceed more than 8 people.
- **Perks will be good for one year from the date of closing of an Investor's subscription (other than those Perks which state that they are in perpetuity).**

Fractional shares will not be distributed and Bonus Shares will be determined by rounding down to the nearest whole share. The Perks will all be assigned to Investors at the termination of the Offering, unless otherwise decided between the Company and the registrar/transfer agent. The date/time of the signed subscription will be used to assign Perks.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.

In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Before investing, you should carefully read and carefully consider the following:

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising the capital needed in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions.

Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

A substantial majority of the Company is owned by the Directors and Officers, or their affiliates, and they will exercise voting control.

Prior to the Offering, the Directors and officers of the Company, including their affiliates, beneficially own a substantial majority of the Company. Subject to any fiduciary duties owed to other stockholders under Delaware law, these Directors and officers, and their affiliates, may be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. These Directors and officers, and their affiliates, may have interests that are different from yours. For example, these Directors and officers, and their affiliates, may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these Directors and officers, and their affiliates, could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

We may implement new lines of business or offer new products and services within existing lines of business.

We may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide supplies and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon ingredients or supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we acquire ingredients or supplies, do not provide such ingredients or supplies which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular ingredient or supply. The supply of ingredients or supplies for our new or existing products could be delayed or constrained, or a key manufacturing vendor could delay shipments of ingredients or supplies to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its board of directors, executive officers and key personnel.

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our board of directors, executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our competitive industry, we must continually improve, refresh and expand our product offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in the fishing industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision in regard to this Offering.

We may not be successful in effecting our expansion plans.

We intend to expand our operations by opening additional brewpub locations in Colorado and launching brewpubs in other states outside of Colorado. This expansion will require us to implement our business plan effectively. Any delays or issues related to opening these new locations could result in additional expenses and a loss in expected revenues. Moreover, if customers and revenues in these new locations do not materialize as expected, this could also impact our success. As such, if we are unable to implement our expansion plans effectively, it could have a material adverse effect on our business, financial condition and results of operations.

We must continuously monitor our inventory and product mix against forecasted demand

We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand as well as having too much inventory on hand that may reach its expiration date and become unsaleable. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase and our profit margins could decrease. Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We use third-party transportation providers for our product shipments. Transportation services include scheduling and coordinating transportation of finished products to our customers, shipment tracking and freight dispatch services. Our use of transportation services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs, including keeping our products adequately refrigerated during shipment. Any such change could cause us to incur costs and expend resources. Moreover, in the future we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our business, financial condition and results of operations.

Product recalls and product liability, as well as changes in product labeling, safety and other consumer protection laws, may adversely impact our operations, offerings, reputation, financial condition, results of operations, and cash flows.

We are subject to regulations by a variety of federal, state, and international regulatory authorities, including regulations regarding the safety and quality of our products. We purchase ingredients from different vendors. One or more of our vendors might not adhere to product safety requirements or our quality control standards, and we might not identify the deficiency before our products ship to our customers. Any issues of product labeling or safety, or allegations that our products are in violation of governmental regulations, could cause those products to be recalled. If our vendors fail to manufacture or import ingredients that adhere to our quality control standards, product safety requirements, or applicable governmental regulations, our reputation and brands could be damaged, potentially leading to increases in customer litigation against us. Further, to the extent we are unable to replace any recalled products, we may have to reduce our product offerings, resulting in a decrease in sales. If our vendors are unable or unwilling to recall ingredients failing to meet our quality standards, we may be required to recall those products at a substantial cost to us. Moreover, changes in product safety or other consumer protection laws could lead to increased costs to us for certain products, or additional labor costs associated with readying products for sale.

Increases in raw materials, packaging, oil and natural gas costs and volatility in the commodity markets may adversely affect our results of operations.

Our financial results depend to a large extent on the costs of raw materials, packaging, oil and natural gas, and our ability to pass the costs of these materials onto our customers. Historically, market prices for commodities have fluctuated in response to a number of factors, including economic conditions such as inflation, changes in U.S. government support programs, changes in international trading policies, impacts of disease outbreaks and the potential effect on supply and demand as well as weather conditions during the growing and harvesting seasons. Fluctuations in paper, steel and oil prices, which affect our costs for packaging materials, have resulted from changes in supply and demand, general economic conditions and other factors. If there is any increase in the cost of raw materials, packaging, or oil and natural gas expenses, we may be required to charge higher selling prices for our products to avoid margin deterioration. We cannot provide any assurances regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes. Our results of operations may be materially and adversely affected by this volatility.

Changes in public attitudes and drinker tastes could harm the Company's business. Regulatory changes in response to public attitudes could adversely affect the Company's business.

The alcoholic beverage industry has been the subject of considerable societal and political attention for several years, due to public concern over alcohol-related social problems, including driving under the influence, underage drinking and health consequences from the misuse of alcohol, including alcoholism. The domestic beer industry has experienced a decline in shipments over the last ten years. The Company believes that this decline is due to, among other things, declining alcohol consumption per person in the population, health and wellness trends and increased competition from wine and spirits companies. If consumption of the Company's products in general were to come into disfavor among domestic drinkers, or if the domestic alcohol beverage industry were subjected to significant additional societal pressure or governmental regulations, the Company's business could be materially adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. In particular, the sale of beer, both in brewpubs and through sales to out of state distributors, is highly regulated and the Issuer operates under granted licenses. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of international, federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the

Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Securities are offered on a "Best Efforts" basis and the Company may not raise the maximum amount being offered.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C/A or to meet the Company's working capital needs.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Company are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Company shall pay the Intermediary a fee of eight and one-half percent (8.5%) of the dollar amount raised in the Offering. The compensation paid by the Company to the Intermediary may impact how the Company uses the net proceeds of the Offering.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this Offering. That means that you will invest in Westbound & Down CF Investors SPV, LLC, becoming a member of the SPV, and that investment purchases our Class B Common Stock. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Company's Second Amended and Restated Certificate of Incorporation, regarding the Class B Common Stock. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Due to this structure, there may be delays, complications and unexpected risks.

An investment in the Company's Securities could result in a loss of your entire investment.

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

The securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a Shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

Investors will not have voting rights.

Investors in the Securities will not have voting rights. Thus, Investors will never be able to vote upon any matters of the Company. As such, Investors will not have any influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, nor the Company's management and policies. Moreover, those with voting rights could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals. Additionally, investors in the Co-Issuer will indirectly hold only Class B Common Stock and are completely passive investors. As such, Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Our valuation and our offering price have been established internally and are difficult to assess.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. The Company has set the price of its Class B Common Stock at $2.25 per share, plus a 2.0% Investor Processing Fee (see "Offering" for further details on this fee). The Investor Processing Fee is intended to offset transaction costs and, though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our Company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The Investor Processing Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C/A and/or incorporated by reference in this Form C/A, including without limitation the Subscription Agreement located at <u>Exhibit C</u>. For full offering details, please (1) thoroughly review this Form C/A filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C/A.

The purpose of this Offering is to generate additional capital to pursue marketing activities and technology and product development. See "*Use of Proceeds*" section for more information.

The Offering

Minimum Target Offering Amount	$10,001.61
Name of Securities	Class B Common Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	587,669
Maximum Offering Amount	$3,765,555.68
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	2,225,404*
Price Per Security	$2.25**
Minimum Individual Investment Amount	$750.47+
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) +
Offering Deadline	April 15, 2026
Use of Proceeds	See the section entitled "*Use of Proceeds*" on page 30 hereof.
Voting Rights	None. See the description of the voting and control rights on page 35.

*   Does not include Bonus Shares of Class B Common Stock that may be issued to Investors as detailed in the "Perks" section herein. The maximum number of Bonus Shares to be issued is 443,006 shares of Class B Common Stock (excluding employee purchases).

** Does not include the Investor Processing Fee of two percent (2.0%) of the Investor's investment amount charged to each Investor by the Company. The aggregate amount of fees paid by Investors, including the Investor Processing Fee, will be included towards the Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

\+   Includes both the Minimum Individual Purchase Amount and the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Investment Amount, in its sole discretion.

Co-Issuer

The Co-Issuer is Westbound & Down Brewing CF Investors SPV, LLC (the "*Co-Issuer*"), located at 2755 Dagny Way, Unit 101, Lafayette, CO 80026, United States. The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2025. There is no website for the Co-Issuer, but information with respect to the Co-Issuer shall be hosted on the website of the Company at www.westboundanddown.com, or for the Offering at www.invest.westboundanddown.com. The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Common Stock.

There will be no material difference between an investment in the Company and the Co-Issuer.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (*KYC*) and anti-money laundering (*AML*) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third-party escrow agent, Enterprise Bank and Trust ("*Escrow Agent*") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials, unless previously accepted as part of a rolling close.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C/A. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Oversubscriptions

The Target Offering Amount is $10,001.61, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $3,765,555.68, will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Updates

Updates on the Company's progress towards reaching its Target Offering Amount will be filed with the SEC on Form C-U.

Intermediary Information

The Intermediary for the Company is Dealmaker Securities LLC ("*Dealmaker*" or "*Intermediary*"), a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 008-70756 and the Central Registration Depository (*CRD*) number is 315324.

Platform Compensation

As compensation for the services provided by DealMaker Securities LLC and its affiliates, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. There is also a $15,000 monthly fee for the use of the platform and marketing services payable to DealMaker Securities LLC and its affiliates.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (*KYC*) and anti-money laundering (*AML*) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	8.5%	$850	8.5%	$320,072
Infrastructure (1)	91.5%	$9,151	21%	$790,767
Sales and Marketing (2)	0%	$0	15%	$564,834
Research and Product Development	0%	$0	1.5%	$56,483
General Working Capital (3)	0%	$0	54%	$2,033,400
Total	**100%**	**$10,001+**	**100%**	**$3,765,556+**

+ These figures are rounded to the nearest whole dollar.

* In addition to the eight and one-half percent (8.5%) cash commission on cash proceeds received in the Offering, the Intermediary and its affiliates will also receive a $15,000 monthly fee for the use of the platform and marketing services. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor an Investor Processing Fee of two percent (2.0%), which is included in the table above as part of amounts raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

(1) These proceeds will be used to build out the Company's physical and team infrastructure. The Company recently entered into a letter of intent to acquire a building in Denver and a portion of these proceeds may be used to acquire, build out and operate the property. Additionally, we will need to continue to invest in brewing equipment and processes to lower labor costs. Lastly, currently our CEO handles a wide range of administrative and operational functions. We expect to hire additional employees to assist with these functions.

(2) Our sales and marketing efforts are handled by a small team. We will use the proceeds to hire additional sales members and for targeted marketing efforts.

(3) With such a large planned expansion in manufacturing, a large increase in AR and inventory, we will have a necessary use for on hand working capital. These proceeds will be used for Company operating expenses, including, but not limited to, salaries, expanded rent, inventory purchases and other distribution expenses.

CAPITALIZATION AND OWNERSHIP

The Offering

The Company is offering Class B Common Stock in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by April 15, 2026 (the "***Offering Deadline***"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you please review this Form C/A, the Subscription Agreement between the Investor and the Co-Issuer in Exhibit C (along with all attachments and exhibits thereto), and the Co-Issuer Operating Agreement attached as Exhibit D, in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing membership interests in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a stockholder of the Company. The Co-Issuer is purchasing the following Securities:

> **Securities: Class B Common Stock**
> **Offering Minimum: $10,001.61**
> **Offering Maximum: $3,765,555.68**
> **Purchase Price Per Share of Security Offered: $2.25 (does not include a 2.0% Investor Processing Fee charged to each Investor)**
> **Offering Deadline: April 15, 2026**

The Securities have no voting rights (either with regard to actions by the Co-Issuer or the Company's Class B Common Stock being held by the Co-Issuer). The rights of the Class B Common Stock may be changed by an amendment to the Company's Bylaws or the Second Amended and Restated Certificate of Incorporation. Investors do not have the right to vote on any such amendment.

In addition to the Subscription Agreement with the Co-Issuer and the Co-Issuer's Operating Agreement, the primary documents governing voting and rights of Investors holding the Securities in the Company are the Company's Second Amended and Restated Certificate of Incorporation (the "***A&R COI***") attached as Exhibit E, and the Company's Bylaws (the "***Bylaws***") attached as Exhibit F, together with the A&R COI, the "***Company Governing Documents***"). All statements in this Form C/A regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Company Governing Documents.

The shares of Class A Common Stock and Series Seed Preferred Stock outstanding have superior voting rights to the Securities being sold in this Offering.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Description of Issuer's Securities

General

The Company is offering up to $3,765,555.68 and a minimum of $10,001.61 worth of its Class B Common Stock. The investment will be made through the Co-Issuer, Westbound & Down Brewing CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

The Company must reach its Target Offering Amount of $10,001.61 by April 15, 2026. Unless the Company raises at least the Target Offering Amount of $10,001.61 under the Regulation CF offering by April 15, 2026, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to April 15, 2026, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $3,765,555.68 Maximum Offering Amount.

The minimum investment per investor is $750.47, which includes a $14.72 Investor Processing Fee.

Co-Issuer

The Securities in this Offering will be issued by both the Company and the Co-Issuer. The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Common Stock. Investors in this Offering will own membership interests in the Co-Issuer. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Class B Common Stock as if they had invested directly with the Company.

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Second Amended and Restated Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Second Amended and Restated Certificate of Incorporation, and to the applicable provisions of Delaware law.

On February 20, 2025, the Company filed a Second Amended and Restated Certificate of Incorporation. As a result, the total number of shares that the Company is authorized to issue is 21,000,000, consisting of (i) 20,000,000 shares of common stock, par value $0.0001 per share (the "***Common Stock***"), of which 15,000,000 shares are designated as Class A Common Stock (the "***Class A Common Stock***") and 5,000,000 shares are designated as Class B Common Stock (the "***Class B Common Stock***"), and (ii) 1,000,000 shares of preferred stock, par value $0.0001 per share (the "***Preferred Stock***"). In connection with the Second Amended and Restated Certificate of Incorporation, all outstanding Common Stock as of such date were converted into Class A Common Stock on a one share of Common Stock to one share of Class A Common Stock basis. Additionally, the Company has established the 2018 Equity Incentive Plan, for which 1,500,000 shares of Class A Common Stock are authorized for issuance thereunder.

As of the date of this Form C/A, (i) 8,425,080 shares of Class A Common Stock; (ii) 967,739 (estimated) shares of Class B Common Stock; and (iii) 708,312 shares of Series Seed Preferred Stock are issued and outstanding. Additionally, there are 1,239,582 options to purchase Class A Common Stock issued and outstanding and 260,418 awards are available for issuance under the 2018 Equity Incentive Plan.

Except with respect to voting rights, all shares of Common Stock are identical and entitle the holders to the same rights and privileges.

Outstanding Capital Stock

As of the date of this Form C/A, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	8,425,080
Par Value Per Share	$0.0001
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class A Common Stock at a later date. The issuance of such additional shares of Class A Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	74.29%

Type	Class B Common Stock
Amount Outstanding	967,379*
Par Value Per Share	$0.0001
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class B Common Stock at a later date. The issuance of such additional shares of Class B Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	8.53%

* Includes an estimated 382,740 shares of Class B Common Stock to be issued under this Offering for closings prior to the date of this Form C/A. Does not include bonus shares to be issued.

Type	Series Seed Preferred Stock
Amount Outstanding	708,312
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes
Other Rights	(a) Original Issue Price shall mean $1.20 per share, subject to adjustment; (b) Right to receive dividends at an annual rate of 12% prior when declared (non-cumulative) prior to and in preference to the Common Stock; (c) Liquidation Preference equal to Original Issue Price, plus any dividends declared but unpaid; (d) Right to convert into Class A Common Stock at any time by dividing the applicable Original Issue Price by the Conversion Price in effect at the time of conversion, subject to adjustment; and (e) Automatic conversion into Class A Common Stock upon the closing of a firm commitment public offering resulting in at least $50 million of gross proceeds to the Company or upon the consent of a majority of the Requisite Holders.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed Preferred Stock at a later date. The issuance of such additional shares of Series Seed Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	6.25%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C/A, the Company has the following outstanding:

Type	Option to Purchase Class A Common Stock
Shares Issuable Upon Exercise	1,239,582
Voting Rights	The holders of Options to purchase Class A Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Class A Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Options to purchase Class A Common Stock at a later date. The availability of any shares of Class A Common Stock issued pursuant to the exercise of such additional Options to purchase Class A Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering of convertible securities).	10.93%

Voting and Control

Each Investor who purchases the Securities is not entitled to vote on any matter or to call for an annual or special shareholders meeting. As a result of purchasing Securities in this Offering, the Investors will have no voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors in the Co-Issuer will indirectly hold only the Securities (the Class B Common Stock) and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned.

What it Means to be a Minority Holder

Investors in our Class B Common Stock, which do not provide for voting rights, will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Daniel Brown	2,034,931 shares of Class A Common Stock 354,156 shares of Series Seed Preferred Stock	26.16%
The McFarlane Family Trust*	1,806,600 shares of Class A Common Stock 354,156 shares of Series Seed Preferred Stock**	23.66%

* Lindsay McFarlane, a Director of the Company, is the wife of one of the beneficiaries of The McFarlane Family Trust.

** These shares were issued directly to a beneficiary of The McFarlane Family Trust and are included in the total holdings.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$1,080,643	679,670	Expansion, General Working Capital and Aspen Brewing Company Purchase	Various dates between July 18, 2023 and November 15, 2023	Regulation D Rule 506(b)
Series Seed Preferred Stock	$850,000*	708,312	N/A	April 24, 2023	Section 4(a)(2)
Common Stock	$774,994	525,155	Expansion and General Working Capital	Various dates between October 29, 2024 and January 31, 2025	Regulation D Rule 506(b)
Option to Purchase Common Stock	$0	525,000	N/A	July 11, 2023	Rule 701
Class B Common Stock	$1,210,237	584,639**	Expansion and General Working Capital	Various dates between April 18, 2025 and June 11, 2025	Reg CF
Option to Purchase Class A Common Stock	$0	429,639	N/A	August 26, 2025	Rule 701
Class B Common Stock	$878,388	382,740***	Expansion and General Working Capital	Various dates between October 10, 2025 and December 24, 2025	Reg CF

*   Shares issued as a result of the conversion of $850,000 in promissory notes.
**   Included 45,428 bonus shares issued pursuant to the Reg CF Offering
*** Estimated figure as shares have not been issued yet for prior closings in this Offering. Also, does not include bonus shares.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

DEBT

As of the date of this Form C/A, the Issuer has the following debt outstanding:

Type	SBA Loan with Live Oak (as of December 31, 2024)
Principal Amount Outstanding	$2,236,142
Interest Rate and Amortization Schedule	Prime Rate plus 1.25% per annum. Interest rate is adjusted quarterly. Installment payments, including principal and interest of $34,000.26 monthly. The balance of principal and interest will be payable ten (10) years from the date of the promissory note.
Description of Collateral	All assets.
Maturity Date	November 29, 2033

Type	Loan with Evergreen National Bank (as of December 31, 2024)
Principal Amount Outstanding	$1,462,247
Interest Rate and Amortization Schedule	6.5% per annum for the first 60 months and then 8.5% annum thereafter. Installment payments, including principal and interest of $19,429 monthly, which increases to approximately $22,655.27 each month as of the fifth anniversary of the loan.
Description of Collateral	All assets.
Maturity Date	April 5, 2048

Type	Equipment Finance Loans with Navitas (3 in total) (as of December 31, 2024)
Principal Amount Outstanding	$84,463
Interest Rate and Amortization Schedule	Installment payments for each loan as follows: Loan 1: $558.38 per month Loan 2: $678.09 per month Loan 3: $1,108.90 per month
Description of Collateral	Secured by Financed Equipment
Maturity Date	Loan 1: June 1, 2026 Loan 2: June 10, 2029 Loan 3: October 25, 2029

Type	Meridian Equipment Finance Loan
Principal Amount Outstanding	$24,410
Interest Rate and Amortization Schedule	Installment payments, including principal and interest, of $2,712.23 monthly
Description of Collateral	Secured by Financed Equipment
Maturity Date	October 3, 2025

Type	PEAC Equipment Finance Loan
Principal Amount Outstanding	$183,062
Interest Rate and Amortization Schedule	Installment payments, including principal and interest, of $3,102.75 monthly
Description of Collateral	Secured by Financed Equipment
Maturity Date	December 2, 2029

Type	AFG Equipment Finance Loan*
Principal Amount Outstanding	$79,150
Interest Rate and Amortization Schedule	Installment payments, including principal and interest, of $1,760.55 monthly
Description of Collateral	Secured by Financed Equipment
Maturity Date	*

*This loan is not yet fully funded. The maturity date will be 60 months from the date of full funding.

Type	Unsecured Loan from Shareholders
Principal Amount Outstanding	$400,000 (two loans of $200,000 each)
Interest Rate and Amortization Schedule	5% for month one and 1.25% per month thereafter
Description of Collateral	Unsecured
Maturity Date	December 31, 2025

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(a) On January 28, 2025, the Company entered into a Promissory Note agreement previously approved in 2023 to lend funds to Jed MacArthur, a director of the Company, in the amount of $133,000. The note carries an annual interest rate of 1% and matures on December 31, 2035.

(b) In December 2024, the Company entered into promissory note agreements with Daniel Brown, a director of the Company, and Susan McFarlane, a shareholder of the Company, in the amount of $50,000 and 250,000, respectively. The notes bear an interest rate of five percent (5%) per month for month one, and then one and one-quarter percent (1.25%) each month thereafter the notes remain outstanding. The maturity date of the notes is set to December 31, 2025. In August 2025, the Company repaid the note with Daniel Brown.

(c) In January 2025, the Company entered into promissory note agreement with Travis Gardner, one of the minority shareholders of the Company, in the amount of $200,000. The note bears an interest rate of five percent (5%) per month for month one, and then one and one-quarter percent (1.25%) each month thereafter the note remains outstanding. The maturity date of the note is set to December 31, 2025.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit G</u>.

Cash and Cash Equivalents

As of August 31, 2025, the Company had an aggregate of approximately $530,420 in cash and cash equivalents, and when combined with expected operating performance, leaves the Company with approximately 8 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering (or to supplement the Offering for any shortfall from the Maximum Offering Amount), the Company may concurrently raise additional capital by offering to sell securities, including, but not limited to, Class A Common Stock, Class B Common Stock, or Preferred Stock, SAFEs or Convertible Notes, to accredited or existing investors outside of this Offering.

Other than capital from existing operations, the Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The terms of this Offering are based on a pre-money fully diluted (including issued and unissued options) valuation of $25,871,283. The Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit G</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

This non-material amendment is filed to (A) modify the Perks section to (i) add a new Time-Based Bonus Shares Perks for funded investments received after December 9, 2025 at 11:59 PM, and (ii) apply such Time-Based Bonus Shares Perk retroactively to amounts invested prior to the filing date of this Form C/A and (B) update the Capitalization and Ownership, Previous Offerings, and Financial Information sections.

**TAX MATTERS**

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

**LEGAL MATTERS**

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "*Exchange Act*") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "*Investment Company Act*")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "*Securities Act*") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Progress Updates

Updates on the Company's progress towards reaching its Target Offering Amount will be filed with the SEC on Form C-U.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.westboundanddown.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

Westbound & Down Brewing, Inc.
(Issuer)

By:/s/Jacob Gardner
(Signature)

Jacob Gardner
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jed MacArthur
(Signature)

Jed MacArthur
(Name)

Director
(Title)

January 8, 2026
(Date)

/s/ Daniel Brown
(Signature)

Daniel Brown
(Name)

Director
(Title)

January 8, 2026
(Date)

/s/ Lindsay McFarlane
_____
(Signature)

Lindsay McFarlane
_____
(Name)

Director
_____
(Title)

January 8, 2026
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Investor Website
(Attached)


JOIN THE NATIONAL EXPANSION OF COLORADO'S MOST-AWARDED BREWERY

We've taken the craft beer industry by storm with award-winning brews and 1,835% growth since 2019. Now we're ready to scale our production by 4X as we expand into new markets. Be part of our next chapter of growth as an early investor.

INVEST NOW

SEC FILINGS   OFFERING CIRCULAR

INVESTOR EDUCATION

$2.25
Share Price

$735.75*
Min. Investment



INVESTMENT HIGHLIGHTS

3 REASONS TO INVEST IN WESTBOUND & DOWN

1
20+ AWARDS



2
1,835% GROWTH



3
ESTABLISHED PRESENCE

Partnership with Whole Foods and presence in 298 bars/restaurants. 310 other off-premise accounts



"NOW IS AN EXCELLENT TIME TO GET IT."

See why our investors are so excited about the opportunity.



JACK RICCI
WESTBOUND AND DOWN INVESTOR



















OPPORTUNITY

THE $282B SHIFT TOWARD CRAFT BEER

Modelo usurping Bud Light isn't the only change in the beer industry. Today, 27%[2] of beer drinkers opt for upscale brands. **That's echoed by the craft industry's expected growth from $114.1B in 2023 to $282.6B by 2032.**[3] Meanwhile, 24% of consumers are seeking out high-end dining experiences. Westbound & Down is uniquely positioned to capitalize on these opportunities with award-winning beer and exceptional hospitality.

BA
BREWERS ASSOCIATION

BUSINESS PLAN

HOW WESTBOUND & DOWN TAPS IN

The brewpub-retail beer model is proven to drive demand and deliver sustainable, profitable growth. But it depends on the quality of beer and hospitality provided. Here's why Westbound & Down stands apart:

AWARD-WINNING QUALITY:

20+ prestigious awards for our brewpubs and beers, including the World Beer Cup and being second-most awarded at the Great American Beer Festival since 2019.

HOSPITALITY-DRIVEN ENGAGEMENT:

Our brewpubs and hospitality foster customer loyalty while driving demand for retail beer sales – and vice versa.

With plans to **quadruple brewing capacity by 2028** and expand into new markets, we're ready to meet surging demand while maintaining the exceptional quality that defines our brand.

TRACTION

1,835% DISTRIBUTION GROWTH, 3X BREWERY GROWTH

1,835% distribution sales growth since 2019.

212% brewery growth in the last 2 years across four locations, with another in development.

Sold in 298 bars/restaurants and 329 retail locations across Colorado.

Partnered with Whole Foods, selling in every Colorado location.

Our brewpubs are **so popular that they have waitlists every weekend**, further showing the need for expansion to meet the demand we've created.



















EXPANSION

OUR PLAN TO 4X PRODUCTION BY 2028

Our plan to quadruple production and enter major markets is guided by careful planning and execution. By aligning production capacity expansion with new brewpub launches and market entry strategies, we'll capture unmet demand while scaling profitably. We already have requests for distribution in six additional states, so we've laid out a detailed roadmap to meet surging demand.

2024
Brewery capacity expands to **5,000 barrels (31 gallons per barrel).**

2025
Denver brewpub location identified, with plans to expand production to **8,000 barrels.**

2026
Entry into AZ, IL, and OR; capacity increases to **11,500 barrels.**

2027
Entry into CA, TX, and NY; **scale up to 14,500 barrels.**

2028
19,000 barrels; achieve $3M in annual brewery profits.

WESTBOUND
BREWING
&
COMPANY
DOWN
INVESTOR DECK | 2025

DOWNLOAD OUR INVESTOR BRIEF TO SEE OUR FULL BUSINESS PLAN

Enter your email

example@gmail.com

DOWNLOAD DECK

AWARDS AND ENDORSEMENTS

A LEGACY OF EXCELLENCE, BACKED BY A LOYAL COMMUNITY

We've earned 20-plus awards for our craft beer and brewpubs, including multiple medals from the prestigious Great American Beer Festival and World Beer Cup. This recognition is matched by the loyalty and enthusiasm of our growing community:

Over **7,100 followers on Facebook** and **11,700+ followers on Instagram** engaging with events, updates, and new releases.

Recognized on **Craft Beer and Brewing Magazine's** lists of Top 20 Small Regional Breweries and Top Beers of the Year 2024

CRAFT Beer&Brewing

LIMITED-TIME PERKS

GET FREE BEER, BONUS STOCK, AND MORE INVESTOR EXCLUSIVES

We're thanking our early investors with limited-

INVEST
$750.00+

RECEIVE
3%
BONUS SHARES

INVEST
$2,500.00+

RECEIVE
7%
BONUS SHARES

- An invitation to our Annual Shareholder Party when your investment from the last round combined with this tier totals $5,000 or more.

time perks. Check out what you can get at each investment level. And make sure to lock in your investment perk before time runs out!

INVEST NOW

INVEST NOW

INVEST
$5,000.00+

RECEIVE
10%
BONUS SHARES

- An invitation to our Annual Shareholder Party

INVEST NOW

INVEST
$10,000.00+

RECEIVE
15%
BONUS SHARES

- **$100** e-gift card
- **10% off** meals and beer in perpetuity
- One free 10oz pour every time you visit in perpetuity
- An exclusive **Gold Membership Card**
- An invitation to our Annual Shareholder Party

INVEST NOW

INVEST
$20,000.00+

RECEIVE
20%
BONUS SHARES

- **$200** e-gift card
- Brewery tour and lunch with the founder
- **10% off** meals and beer in perpetuity
- One free 10oz pour every time you visit in perpetuity
- An exclusive **Gold Membership Card**
- An invitation to our Annual Shareholder Party

INVEST NOW

INVEST
$50,000.00+

RECEIVE
25%
BONUS SHARES

- **$500** e-gift card
- **15% off** meals and beer in perpetuity
- an exclusive **Black Membership Card**
- Brewery tour and lunch with the founder
- One free 10oz pour every time you visit in perpetuity
- An invitation to our Annual Shareholder Party.

INVEST NOW

EMPLOYEE PERKS

RECEIVE
25%
BONUS SHARES

- **Employees of the Company** who invest in the Offering shall receive Bonus Shares of Class B Common Stock equal to 25% of the total Securities they purchased in the Offering (rounded to the nearest whole number). This employee Perk shall be applied retroactively for any employee of the Company who invested in the Offering prior to the date of this Form C/A.

INVEST NOW

TEAM

BREW MASTERS, INDUSTRY EXPERTS, AND PROVEN LEADERS

Our team of industry leaders offers invaluable expertise across brewing, hospitality, culinary arts, and business, perfectly positioning us to scale while maintaining our award-winning reputation.







Jake Gardner
CEO & Dir. of Brewing Operations
READ MORE ⌄

Matt Husted
Dir. of Hospitality
READ MORE ⌄

Casey Taylor
Dir. of Culinary & Brewpub Operations
READ MORE ⌄



Jed MacArthur
Property Acquisition Specialist and Founder
READ MORE ⌄

Eric Schmidt
Creative Director
READ MORE ⌄

FAQS

1. Why invest in startups? +

2. How much can I invest? +

3. How do I calculate my net worth? +

4. What are the tax implications of an equity crowdfunding investment? +

5. Who can invest in a Regulation CF Offering? +

6. What do I need to know about early-stage investing? Are these investments risky? +

7. When will I get my investment back? +

8. Can I sell my shares? +

9. Exceptions to Limitation on selling shares during the one-year lockup period: +

10. What happens if a company does not reach their funding target? +

11. How can I learn more about a company's offering? +

12. What if I change my mind about investing? +

13. How do I keep up with how the company is doing? +

14. What relationship does the company have with DealMaker Securities? +

JOIN THE DISCUSSION







SOURCES

1. https://www.nrn.com/expert-opinions/2024-holiday-restaurant-dining-trends-can-serve-as-a-blueprint-for-2025
2. https://cgastrategy.com/how-premium-beverages-are-reshaping-consumer-choices/
3. https://www.einpresswire.com/article/781600883/craft-beer-market-expected-to-reach-usd-282-6-billion-by-2032-growing-at-a-cagr-of-10-6

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Privacy Policy

EXHIBIT C
Subscription Agreement between the Investor and Co-Issuer
(Attached)

REG CF SPV SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE-SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE-SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN <u>SECTION 5(f)</u>. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Westbound & Down Brewing CF Investors SPV, LLC
      c/o Westbound & Down Brewing, Inc.
      2755 Dagny Way, Unit 101
      Lafayette, CO 80026

Ladies and Gentlemen:

1.   SUBSCRIPTION.

(a)   The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase membership interests (the "**Securities**"), of Westbound & Down Brewing CF Investors SPV, LLC, a Delaware limited liability company (the "**Company**"), upon the terms and conditions set forth herein. The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for Class B Common Stock to be acquired from Westbound & Down Brewing, Inc., a Delaware corporation (the "**Crowdfunding Issuer**"). The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership interests of the Company which relate to Class B Common Stock issued by the Crowdfunding Issuer on a one-to-one basis. The rights of the Securities are as set forth in the Limited Liability Company Operating Agreement (the "**Operating Agreement**") of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   (i) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company and Crowdfunding Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement;

(ii) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Subscription Agreement is accepted by the Company and Crowdfunding Issuer there is no cancellation right;

(iii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company and Crowdfunding Issuer. A promoter may be any person who promotes the Company and Crowdfunding Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Company and Crowdfunding Issuer; and

(iv) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(c)   Subscriber understands that the Crowdfunding Issuer, as Manager of the Company, will make all decisions for the Company even through the Subscriber's investment is not made with the Crowdfunding Issuer.

1

(d)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e)   The aggregate value of Securities sold shall not exceed $3,765,555.68 (the "***Oversubscription Offering***"). The Company may accept subscriptions until April 15, 2026 (the "***Termination Date***").   Providing that subscriptions for $10,001.61 worth of Securities are received, which also includes a 2% Investor Fee on each transaction (the "***Minimum Offering***"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "***Closing Date***").

(f)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   JOINDER TO OPERATING AGREEMENT. By executing this Subscription Agreement, Subscriber will automatically become party to the Operating Agreement of the Company as a Member holding the Securities of the Company.

3.   PURCHASE PROCEDURE.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow Arrangements. Payment for the Securities shall be received by the escrow agent appointed by the Intermediary in this Offering (the "***Escrow Agent***") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4.   REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND CROWDFUNDING ISSUER. The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Crowdfunding Issuer is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company, and by the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms. Further, the underlying securities to be issued by the Crowdfunding Issuer to the Company will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Issuer, enforceable against the Crowdfunding Issuer in accordance with their terms.

(d)   Authority for Agreement. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) <u>Financial Statements</u>. Complete copies of the Crowdfunding Issuer's financial statements consisting of the audited balance sheet of the Crowdfunding Issuer for the years ended December 31, 2024 and December 31, 2023, respectively, and the related statements of operations, changes in member's deficit and cash flows at December 31, 2024 and December 31, 2023 (the "***Financial Statements***") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Crowdfunding Issuer and fairly present the financial condition of the Crowdfunding Issuer as of the date they were prepared and the results of the operations and cash flows of the Crowdfunding Issuer for the periods indicated. SetApart Accountancy Corp., who has provided the audited Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC. Additionally, the Company has had audited inception financials (the "***Inception Financial Statements***") audited by SetApart Accountancy Corp., an independent accounting firm within the rules and regulations adopted by the SEC. The Inception Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) <u>Litigation</u>. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company or Crowdfunding Issuer.

5. <u>REPRESENTATIONS AND WARRANTIES OF SUBSCRIBER</u>. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c)   Manner of Holding. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Crowdfunding Issuer.

(d)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC;

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(v) Subscriber understands and agrees that Subscriber will not attempt to Transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Company in its sole discretion, but for very limited situations.

(f)   Investment Limits. Subscriber represents that either:

(i)   Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii)   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii)   Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g)   Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company or the Crowdfunding Issuer as a condition of such transfer**.

(h)   Crowdfunding Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Crowdfunding Issuer and has had the opportunity to review the Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(i)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6.   INDEMNITY. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Company or the Crowdfunding Issuer,

as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. <u>TRANSFER RESTRICTIONS</u>.

(a) <u>"Market Stand-Off" Agreement</u>. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Crowdfunding Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Crowdfunding Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Crowdfunding Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "IPO") or any merger with or into a special purpose acquisition vehicle ("SPAC"), or such other period as may be requested by the Crowdfunding Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Crowdfunding Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this <u>Section 7(a)</u> shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors are subject to the same restrictions. The financial advisors of the Crowdfunding Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this <u>Section 7(a)</u> and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this <u>Section 7(a)</u> or that are necessary to give further effect thereto.

For purposes of this Section 7(a), the term "Crowdfunding Issuer" shall include any wholly owned subsidiary of the Crowdfunding Issuer into which the Crowdfunding Issuer mergers or consolidates. In order to enforce the foregoing covenant, the Crowdfunding Issuer may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the restriction contained in this Section 7(a)):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF WESTBOUND & DOWN BREWING, INC. ("WESTBOUND & DOWN"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN WESTBOUND & DOWN AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT WESTBOUND & DOWN'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

(b)   Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Crowdfunding Issuer's Class B Common Stock or any securities which may be converted into the Crowdfunding Issuer's Class B Common Stock unless and until the transferee has agreed in writing for the benefit of the Crowdfunding Issuer to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Crowdfunding Issuer of the proposed disposition; (B) furnished the Crowdfunding Issuer with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Crowdfunding Issuer, furnished the Crowdfunding Issuer with an opinion of counsel reasonably satisfactory to the Crowdfunding Issuer that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Crowdfunding Issuer's securities to the Crowdfunding Issuer's competitors, as determined in good faith by the Crowdfunding Issuer.

8.   APPLICABLE LAW; JURISDICTION & VENUE. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware without the application of conflicts of law principals. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the Delaware Court of Chancery and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the above-named courts, except as provided for in Section 10, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim

that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

9. WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SHARES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

10. MEDIATION. Any dispute, controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising by or between any parties hereto (including the Subscribers and the Company or the Manager), whether arising in tort or contract outside or under the provisions of this Agreement, shall be settled by mediation in Lafayette, Colorado. The parties shall, before the commencement of judicial proceedings, attempt in good faith to settle their dispute by mediation using American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures in the City of Lafayette, State of Colorado. If the dispute cannot be resolved through mediation, then the parties shall proceed with judicial proceedings as set forth in Section 8 and Section 9.

11. NOTICES. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9):

If to the Company, to:

Westbound & Down Brewing CF Investors SPV, LLC
c/o Westbound & Down Brewing, Inc.
2755 Dagny Way, Unit 101
Lafayette, CO 80026

If to the Crowdfunding Issuer, to:

Westbound & Down Brewing, Inc.
2755 Dagny Way, Unit 101
Lafayette, CO 80026

If to a Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

12.   <u>MISCELLANEOUS</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and the Crowdfunding Issuer and their respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Crowdfunding Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

Westbound & Down Brewing

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Class B Common Stock of Westbound & Down Brewing by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Class B Common Stock**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Westbound & Down Brewing

By:

Authorized Signing Officer

<center>U.S. INVESTOR QUESTIONNAIRE</center>

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

> ☐A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
> a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
> a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;
> ☐A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;
> ☐The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

    (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice. Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

       (Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Westbound & Down Brewing's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Westbound & Down Brewing's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

EXHIBIT D
Co-Issuer Operating Agreement
(Attached)

LIMITED LIABILITY COMPANY AGREEMENT

OF

WESTBOUND & DOWN BREWING CF INVESTORS SPV, LLC

This LIMITED LIABILITY COMPANY AGREEMENT (the "**Agreement**") of Westbound & Down Brewing CF Investors SPV, LLC, a Delaware limited liability company (the "**Company**") is entered into as of January 23, 2025 by and among the Company, Westbound & Down Brewing, Inc. (the "**Manager**") and any other Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (collectively, the "**Members**"). Capitalized terms used herein without definition shall have the respective meanings ascribed to them in Article X.

WHEREAS, the Company was formed to serve as a "crowdfunding vehicle" as that term is defined in Rule 3a-9 under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "**Securities Act**").

WHEREAS, the Company will undertake the limited purpose of acquiring, holding, and disposing of Securities (defined below) issued by Westbound & Down Brewing, Inc. (the "**Crowdfunding Issuer**"), which will also serve as the Manager of the Company.

WHEREAS, it is the intent of the Company to issue Interests (defined below) that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Crowdfunding Issuer to the Company pursuant to Regulation Crowdfunding.

NOW THEREFORE, the limited liability company agreement of the Company is hereby adopted to read in its entirety as agreed upon the Company, its Manager, and the Members as follows:

ARTICLE I – ORGANIZATIONAL MATTERS

Section 1.01 <u>Name</u>. The name of the Company is Westbound & Down Brewing CF Investors SPV, LLC.

Section 1.02 <u>Principal Office</u>. The principal office of the Company is located at 2755 Dagny Way Unit 101, Lafayette, CO 80026 or such other location as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section 1.03 <u>Registered Office; Registered Agent</u>. The registered office of the Company and the registered agent for service of process on the Company in the State of Delaware shall be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 1.04 <u>Purpose; Powers</u>.

(a) The purpose of the Company to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, specifically, to undertake the acquiring, holding, and disposing of the Securities issued by the Crowdfunding Issuer and to engage in any and all activities necessary or incidental thereto.

(b)   If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle."

Section 1.05   Term. The term of the Company commenced on the date and time the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by law.

Section 1.06   Fiscal Year. The Company's fiscal year shall be the same as that of the Crowdfunding Issuer.

Section 1.07   Reimbursement and Payment of Expenses. All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in Section 1.04 shall be paid solely by the Crowdfunding Issuer.

ARTICLE II – MEMBERS

Section 2.01   Members. The names, mailing addresses, and Interests of the Members are set out in Schedule I attached hereto (the "**Members Schedule**"). The Manager shall maintain and update the Members Schedule upon the issuance or Transfer of any Interests to any new or existing Member in accordance with this Agreement. The Manager may also engage a registered transfer agent to maintain the Members Schedule. Members may only be natural persons.

Section 2.02   Capital Contributions; No Withdrawals.

(a)   The Members have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note, or other obligation (as such amounts may be amended herein from time to time, the "**Capital Contributions**") set out in the Members Schedule. No Member is required to make additional Capital Contributions to the Company.

(b)   No Member shall be entitled to withdraw any part of a Capital Contribution or to receive any distribution from the Company, except as otherwise provided in this Agreement.

Section 2.03   Admission of Additional Members.

(a)   Additional Members may be admitted upon (i) the Crowdfunding Issuer selling additional securities of the same class or rights as when Members were first admitted to the Company, or (ii) a Transfer of Interests, subject to compliance with the provisions of ARTICLE VI, and in either case, following compliance with the provisions of Section 2.03(b).

(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or a Transfer (including a permitted Transfer) of Interests, such Person shall have executed and delivered to the Company a written undertaking accepting the terms of this Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Interests, such Person shall be admitted as a Member, shall be a party hereto, shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued his, her, or its Interests.

Section 2.04   No Withdrawal; Death of Member.

(a)   So long as a Member continues to hold any Interest, such Member shall not have the ability to withdraw as a Member prior to the dissolution and winding up of the Company and any such withdrawal or attempted withdrawal by a Member prior to the dissolution and winding up of the Company shall be null and void. As soon as any Member ceases to hold any Interests, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in the Delaware Act.

(b)   The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and the Interests owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, as permitted Transferees; provided, that any such permitted Transferee shall be admitted as a Member only upon compliance with the provisions of Section 2.03(b).

Section 2.05   Certification of Interests.

(a)   The Company may, but shall not be required to, issue certificates evidencing Interests in the Company.

(b)   Interests shall be reflected in the books and records of the Company as Units.

(c)   If the Manager shall issue certificates representing Interests in accordance with Section 2.05(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Interests shall bear a legend substantially in the following form:

THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULTATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION.

Section 2.06   Meetings.

(a)   To the extent the Securities, and thus the Interests, provide the right to vote, or require approval of the holders of the Interests, meetings of the Members may be called by the Manager.

(b)   Written notice stating the place, electronic access information, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The Members may hold meetings at the Company's principal office or at such other place, or by electronic means as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting. To the extent possible, the Manager shall give Members the same notice as provided for in the Crowdfunding Issuer's constitutive documents.

(c)   Any Member may participate in a meeting of the Members by means of telephone or other electronic communications equipment by means of which all Persons participating in the meeting hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e)   The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; provided, that the Members shall have been notified of the meeting in accordance with Section 2.06(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of quorum, a quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Interests. Subject to Section 2.07, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of voting, subject to Section 2.07, Section 3.02, and Section 11.09, and any other provision of this Agreement or the Delaware Act requiring the vote, consent, or approval of a different percentage of the Interests, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Interests.

Section 2.07   Action Without Meeting. Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of action without meeting, notwithstanding the provisions of Section 2.06, any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes on such matter. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

ARTICLE III – MANAGEMENT

Section 3.01   Management of the Company. Subject to the provisions of Section 3.02, and except as otherwise provided by the Delaware Act, the business, property, and affairs of the Company shall be managed by the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action.

Section 3.02   Actions Requiring Approval of Members. Without the written approval of Members holding a majority of the Interests, the Company shall not, and shall not enter into any commitment to:

(a)   Amend, modify, or waive any provisions of the Certificate of Formation or this Agreement; provided that the Manager may, without the consent of the other Members, amend the Members Schedule following any new issuance, redemption, repurchase, or Transfer of Interests in accordance with this Agreement.

(b)   Issue additional Interests or other securities, except in connection with a Transfer of Interests that complies with the applicable provisions of ARTICLE VI and Section 2.03(b), or admit additional Members to the Company.

(c)   Dissolve, wind up, or liquidate the Company or initiate a bankruptcy proceeding involving the Company; provided that no vote shall be required when such dissolution, winding up, or liquidation occurs under the terms of the Securities or Interests.

Notwithstanding the above, the Manager shall be able to take all actions necessary without the consent of the Members in order to maintain the Company's status as a crowdfunding vehicle.

Section 3.03   Prohibited Actions. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, except for transactions with the Crowdfunding Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(a)   Incurring any indebtedness, pledge or granting liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person.

(b)   Making any loan or advance to, or a Capital Contribution or investment in, any Person.

(c)   Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests.

(d)   Entering into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests.

Section 3.04   Officers. The Manager may appoint one or more individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the Company and may delegate to such Officers such power and authority as the Manager deems advisable.

An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

Section 3.05 Replacement and Resignation of Manager. The Manager may be removed at any time, with or without cause, by the Members holding seventy five percent (75%) of the Interests. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Following the Manager's removal or resignation, a successor Manager shall be elected by the affirmative vote of the Members holding a majority of the Interests. The removal of the Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of such Member from the Company.

Section 3.06 Votes. Any vote required pursuant to this Article III may be made in accordance with Section 2.06 or Section 2.07.

ARTICLE IV – ALLOCATIONS

Section 4.01 Allocation of Profits and Losses.

(a) All items of income, gain, loss deduction, and credit incurred or accrued by the Company shall be allocated among the Members pro rata in accordance with their respective Interests.

(b) Notwithstanding any other provision of this Agreement, (i) "partner nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and "nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(b)) and "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members in accordance with their Interests.

(c) This Agreement shall be deemed to include "qualified income offset," "minimum gain chargeback," and "partner nonrecourse debt minimum gain chargeback" provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

ARTICLE V – DISTRIBUTIONS

Section 5.01 Distributions.

(a) In the event that any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the Securities, the Manager shall make such distributions promptly to the holders of the Interests on a one-to-one basis as if the holders of the Interests held the Securities directly. The Manager may instruct the Crowdfunding Issuer to make such distribution directly to the holders of the Interests.

(b) Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate the Delaware Act or other Applicable Law.

ARTICLE VI – TRANSFERS

Section 6.01   General Restrictions on Transfer.

(a)   No Member shall Transfer all or any portion of its Membership Interest in the Company, except with the written consent of the Manager. No Transfer of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.03 hereof.

(b)   Notwithstanding any other provision of this Agreement (including Section 6.02), each Member agrees that it will not Transfer all or any portion of its Membership Interest in the Company, and the Company agrees that it shall not issue any Interests:

(i)   except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws;

(ii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iii)   if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(iv)   if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c)   Any Transfer or attempted Transfer of any Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Membership Interest for all purposes of this Agreement.

(d)   Except as provided in Section 2.05(b), no Transfer (including a permitted Transfer) of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee (including a permitted Transferee) is admitted as a Member of the Company in accordance with Section 2.03(b) hereof.

(e)   For the avoidance of doubt, any Transfer of a Interest permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 6.02   Further Restrictions on Transfer.

(a)   During the one-year period beginning on the date on which it acquired the Interest, a Member may not transfer such Interest except:

(i)   To the Crowdfunding Issuer;

(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)   As part of an offering registered under the Securities Act; or

(iv)   To a member of the Interest holder's family or the equivalent, to a trust controlled by the Interest holder, to a trust created for the benefit of a member of the family of the Interest holder or equivalent, or in connection with the death or divorce of the Interest holder or other similar circumstance.

ARTICLE VII – NO PERSONAL LIABILITY AND INDEMNIFICATION

Section 7.01   <u>No Personal Liability: Members; Manager</u>.

(a)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

(b)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

Section 7.02   <u>Indemnification</u>.

(a)   To the fullest extent permitted under the Delaware Act, any Covered Person (as defined in section (c) below) shall be entitled to indemnification and reimbursement of expenses by the Crowdfunding Issuer for and against any loss, damage, claim, or expense (including attorneys' fees) (collectively, "**Losses**") whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company; provided, however, that (i) any indemnity under this Section 7.02 shall be provided by the Crowdfunding Issuer, and neither any Member nor any other Person shall have any personal liability to contribute to such indemnity by the Crowdfunding Issuer; (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (iii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction.

(b)   Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.02, the Crowdfunding Issuer shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02.

(c)   For purposes of this Section 7.02, "**Covered Person**" means (i) each Member of the Company; (ii) each Manager and Officer of the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member and of each Manager.

ARTICLE VIII – REPORTS, ACCOUNTING, AND TAX MATTERS

Section 8.01   <u>Inspection Rights</u>. Upon reasonable notice from a Member, the Company shall afford the Member access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the Member to examine such documents and make copies thereof. Further, upon reasonable notice from a Member, the Manager shall make available the same such information of the Crowdfunding Issuer.

Section 8.02   Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as partnership for US, federal, state, and local income tax purposes. Neither the Manager nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 8.03   Tax Matters Representative.

(a)   Appointment; Resignation. The Members hereby appoint the Manager as the "partnership representative" as provided in Section 6223(a) of the Code (the "**Partnership Representative**"). The Partnership Representative can be removed at any time by a vote of Members holding 75% of the Interests of the Company, and shall resign if it is no longer the Manager. In the event of the resignation or removal of the Partnership Representative, the holders of a majority of the Interests of the Company shall appoint a new Partnership Representative.

(b)   Tax Examinations and Audits. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith.

The Partnership Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(c)   US Federal Tax Proceedings. To the extent permitted by applicable law and regulations, the Partnership Representative will cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the Bipartisan Budget Act of 2015 (the "**Revised Partnership Audit Rules**") pursuant to Section 6221(b) of the Code. For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Partnership Representative will cause the Company to elect the alternative procedure under Section 6226 of the Code, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d)   Section 754 Election. The Partnership Representative shall make an election under Section 754 of the Code only with the agreement in writing of a majority of the outstanding Interests.

(e)   Indemnification. The Company, through the Crowdfunding Issuer, shall defend, indemnify, and hold harmless the Partnership Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of such Member's responsibilities as Partnership Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

Section 8.04   Tax Returns.

(a)   At the expense of the Crowdfunding Issuer, the Manager will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

(b)   Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return.

Section 8.05   Reports under Regulation Crowdfunding.

(a)   The Manager shall provide all information necessary to the Crowdfunding Issuer for the Crowdfunding Issuer to make such ongoing reports as required by Regulation Crowdfunding.

(b)   The Manager will cause the prompt distribution of any disclosure, and ongoing reports prepared by the Crowdfunding Issuer as soon as such disclosures and ongoing reports are completed by the Crowdfunding Issuer.

ARTICLE IX – DISSOLUTION AND LIQUIDATION

Section 9.01   Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)   An election to dissolve the Company made by holders of 75% of the Interests;

(b)   The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all of the assets of the Crowdfunding Issuer;

(c)   Declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Securities Exchange Act of 1934, as amended, by the Crowdfunding Issuer; or

(d)   The entry of a decree of judicial dissolution under the Delaware Act.

Section 9.02   Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 9.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.03, and the Certificate of Formation shall have been cancelled as provided in Section 9.04.

Section 9.03   Liquidation. If the Company is dissolved pursuant to Section 9.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a)   The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to distribute, sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner, in compliance with rules and regulations applicable to a "crowdfunding vehicle."

(b)   As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made of the Company's Securities, assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c)   The Liquidator shall transfer ownership of the Securities to the Interest holders.

(d)   The Liquidator shall then liquidate the assets of the Company, if any, and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law, and with any amounts to be paid to creditors to be paid by the Crowdfunding Issuer:

(i)   First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii)   Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii)   Third, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

Section 9.04   Required Filings. Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the Delaware Act.

ARTICLE X – Definitions

Section 10.01   Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01:

(a)   "**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "control" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

(b)   "**Applicable Law**" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(c)   "**Certificate of Formation**" means the certificate of formation filed with the Delaware Secretary of State on January 23, 2025.

(d)   "**Code**" means the Internal Revenue Code of 1986, as amended. 12

(e)   "**Delaware Act**" means the Delaware Limited Liability Company Act and any successor statute, as it may be amended from time to time.

(f) "**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(g) "**Fiscal Year**" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

(h) "**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasigovernmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(i) "**Interest**" means an interest in the Company owned by a Member, including such Member's rights to (i) receive a distributive share of Company assets and items of Company income, gain, loss, and deduction; (ii) vote, consent, or participate in any Member decisions provided in this Agreement and the Delaware Act; and (iii) receive any and all other benefits due to a Member under this Agreement and the Delaware Act.

(j) "**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

(k) "**Manager**" means, initially, Westbound & Down Brewing, Inc., or such other Member as may be designated or become the Manager pursuant to the terms of this Agreement.

(l) "**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(m) "**Securities**" means the underlying securities (i.e., Class B Common Stock) of the Crowdfunding Issuer issued in a Regulation CF offering.

(n) "**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

(o) "**Transfer**" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Interests or any interest (including a beneficial interest) therein. "**Transfer**" when used as a noun shall have a correlative meaning.

(p) "**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

(q) "**Units**" shall be the measure by which each Member's Interest is determined. The Company is not obligated to issue certificates to represent any Units. A transfer of Units will include a transfer of the Capital Account that is attributable to such Units as of the effective date of such transfer determined in accordance with Section 6.01, and such will be determined on a proportionate basis if fewer than all of the Units owned by any Member are being transferred by such Member. Each Unit shall carry an incremental dollar amount established by the Manager for the sale of Interests that investors can purchase in order to become Members of the Company.

ARTICLE XI – MISCELLANEOUS

Section 11.01   <u>Governing Law</u>. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any jurisdiction).

Section 11.02   <u>Submission to Jurisdiction</u>. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought in the federal courts of the United States of America or the courts of the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section 11.03   <u>Waiver of Jury Trial</u>. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAVIES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.04   <u>Waiver</u>. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 11.04 shall diminish the waiver described in Section 11.03.

Section 11.05   <u>Notices</u>. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given:

(a)   when delivered by hand;

(b)   when received by the addressee if sent by a nationally recognized overnight courier;

(c)   on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

(d)   on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other addresses for a party as shall be specified in a notice given in accordance with this Section 11.05):

If to the Company:	2755 Dagny Way Unit 101
	Lafayette, CO 80026
	c/o Westbound & Down Brewing, Inc.
	Email: jake@westboundanddown.com
	Attention: Jake Gardner, CEO of Westbound & Down Brewing, Inc.
If to the Manager:	2755 Dagny Way Unit 101
	Lafayette, CO 80026
	Email: jake@westboundanddown.com
	Attention: Jake Gardner, CEO of Westbound & Down Brewing, Inc.
If to a Member:	To the Member's respective mailing address as set forth on the Members Schedule.

Section 11.06   Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Interests are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.07   Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.08   Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section 11.09   Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by Members holding 75% of the Interests. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule may be made by the Manager in accordance with Section 3.02(a).

Section 11.10   Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 11.11   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

Section 11.12   Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section 11.13   No Third-Party Beneficiaries. Except as provided in ARTICLE VII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

WESTBOUND & DOWN BREWING CF INVESTORS SPV, LLC

By: Westbound & Down Brewing, Inc., a Delaware corporation,

Its Manager

By: DocuSigned by: Jake Gardner DFB63FB5113547E...

Name: Jake Gardner

Title: CEO

[SIGNATURE PAGE TO WESTBOUND & DOWN BREWING CF INVESTORS SPV, LLC OPERATING AGREEMENT]

SCHEDULE I

MEMBERS SCHEDULE

Individual/Entity Name	Cash Contribution	Interests/Units

EXHIBIT E
Second Amended and Restated Certificate of Incorporation
(Attached)

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF WESTBOUND & DOWN BREWING, INC.

Westbound & Down Brewing, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "***DGCL***"),

DOES HEREBY CERTIFY:

1. That the name of the Corporation is Westbound & Down Brewing, Inc. (the "***Corporation***") and that this Corporation was originally incorporated pursuant to the DGCL on March 1, 2018, under the name "Westbound & Down Brewing, Inc.".

2. That the Board of Directors of the Corporation (the "***Board***") duly adopted resolutions proposing to amend and restate the Amended and Restated Certificate of Incorporation of the Corporation, declaring said amendment and restatement to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

   RESOLVED, that the Amended and Restated Certificate of Incorporation of the Corporation be amended and restated in its entirety to read as set forth in the Second Amended and Restated Certificate of Incorporation in Exhibit A, attached hereto and incorporated herein by reference.

3. This Second Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the DGCL.

4. This Second Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of the Corporation's Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the DGCL.

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this 19th day of February, 2025.

DocuSigned by:

By: _Jacob Gardner_____________
DFB63FB5115547E...

Name: Jacob Gardner, CEO

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:33 PM 02/20/2025
FILED 08:33 PM 02/20/2025
SR 20250645171 - File Number 6777358

EXHIBIT A

WESTBOUND & DOWN BREWING, INC.

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

FIRST: The name of this corporation is Westbound & Down Brewing, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH:

4.1 **Authorized Shares**. The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) Twenty Million (20,000,000) shares of common stock with $0.0001 par value per share ("**Common Stock**"), of which Fifteen Million (15,000,000) are designated as "**Class A Common Stock**" and Five Million (5,000,000) are designated as "**Class B Common Stock**," and (ii) One Million (1,000,000) shares of preferred stock with $0.0001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, preferences and special rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. **General.** The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein

2. **Voting.** Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Class A Common Stock, as such, shall not be entitled to vote on any amendment to this Second Amended and Restated Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Second Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the

terms of this Second Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law. Except as otherwise required by applicable law, shares of Class B Common Stock shall have no voting power and the holders thereof, as such, shall not be entitled to vote at all meetings of stockholders (and on any written actions in lieu of meetings).

3. **Other Rights.** Except with respect to voting rights, the rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Class A Common Stock and the Class B Common Stock are identical. Without limiting the preceding sentence (i) holders of the Class A Common Stock and the Class B Common Stock shall have identical rights with respect to dividends, whether to one or more classes of Common Stock, and the right to receive consideration upon the merger or consolidation of the Corporation into another entity; and (ii) if the Corporation shall in any manner split, subdivide, or combine the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other such class of stock shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share.

4. **Conversion**. Upon the filing and effectiveness (the "**Effective Time**") pursuant to the General Corporation Law of this Second Amended and Restated Certificate of Incorporation, each share of the Corporation's Common Stock outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be subdivided, split and converted into **One (1)** fully-paid and non-assessable share of Class A Common Stock having a par value of $0.0001 per share (the "**Stock Split**"). Each certificate that immediately prior to the Effective Time represented shares of Common Stock ("**Common Stock Old Certificates**"), shall thereafter represent that number of shares of Class A Common Stock into which the shares of Common Stock represented by the Common Stock Old Certificates shall have been converted.

B. PREFERRED STOCK

1,000,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed Preferred Stock**", with the following rights, preferences, powers and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "Sections" in this Part B of this Article Fourth refer to sections and Sections of Part B of this Article Fourth.

The "**Original Issue Price**" shall mean $1.20 per share for the Series Seed Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

1. **Dividends.**

The holders of then outstanding shares of Preferred Stock shall be entitled to receive, out of any funds and assets legally available therefor, dividends at the applicable Dividend Rate (as defined below) for such calendar year for each share of Preferred Stock, prior and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of any class of Common Stock). The right to receive dividends on shares of Preferred Stock shall not be cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on such shares are not declared or paid. Payment of any dividends to the holders of Preferred Stock shall be on a pro rata, pari passu basis in proportion to the Dividend Rates for the Preferred Stock. "**Dividend Rate**" shall mean an annual rate of 12.0% that shall accrue on the Original Issue Price of each share of the Series Seed Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock. Subject to the preferential rights to dividends described above, the Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in any class of shares of Common Stock) in any calendar year unless (in addition to the obtaining of any consents required elsewhere in this Second Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, in addition to the dividends payable as described above, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on any class of Common Stock or any class or series that is convertible into any class of Common Stock, that dividend per share of the Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into such class of Common Stock and (B) the number of shares of such class of Common Stock issuable upon conversion of a share of such Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of the Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price for such series of Preferred Stock; provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of a series of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest dividend for such series of Preferred Stock.

2. **Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

2.1 **Preferential Payments to Holders of Preferred Stock.** In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and (b) a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, on a pari passu basis among each other and before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to one times the applicable Original Issue Price, plus any dividends declared but unpaid thereon. If, upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

3

2.2 **Distribution of Remaining Assets.** In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all preferential amounts required to be paid to the holders of shares of Preferred Stock, as applicable, the assets of the Corporation available for distribution to its stockholders and not payable to the holders of shares of Preferred Stock pursuant to Section 2.1, and (b) a Deemed Liquidation Event, after the payment in full of all preferential amounts required to be paid to the holders of shares of Preferred Stock, as applicable, the consideration available for distribution to the stockholders of the Corporation and not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the Available Proceeds not payable to the holders of shares of Preferred Stock pursuant to Section 2.1, as the case may be, shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to one class of Common Stock pursuant to the terms of this Second Amended and Restated Certificate of Incorporation immediately prior to such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event.

2.3 **Deemed Liquidation Events.**

2.3.1 **Definition.** Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Preferred Stock voting together as a single class on an as-converted into Class A Common Stock basis (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least ten days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 **Effecting a Deemed Liquidation Event.**

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2. Notwithstanding the foregoing, this Section 2.3.2(a) shall not apply to a Deemed Liquidation Event that is a SPAC Transaction (as defined in Section 5.1).

(b) In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board, including the approval of at least one Series Seed Director), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable amount per share that the holders of Preferred Stock are entitled to receive under Sections 2.1 and 2.2. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except (i) as contemplated by such Deemed Liquidation Event or to discharge expenses incurred in connection with such Deemed Liquidation Event; (ii) in the ordinary course of business; or (iii) as approved by the Board, including the approval of at least one Series Seed Director. Notwithstanding the foregoing, this Section 2.3.2(b) shall not apply to a Deemed Liquidation Event that is a SPAC Transaction.

2.3.3 **Amount Deemed Paid or Distributed.** The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board.

2.3.4 **Allocation of Escrow and Contingent Consideration.** In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "Additional Consideration"), the Merger Agreement shall provide that (a)the portion of such consideration that is not Additional Consideration (such portion, the "Initial Consideration") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.3, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration. Notwithstanding the foregoing, this Section 2.3.3 shall not apply to a Deemed Liquidation Event that is a SPAC Transaction.

3. **Voting.**

3.1 **General.** On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Class A Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Second Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Class A Common Stock as a single class and on an as-converted to Class A Common Stock basis.

3.2 **[Reserved].**

3.3 **[Reserved].**

4. **Optional Conversion.** The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 **Right to Convert.**

4.1.1 **Conversion Ratio.** Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Class A Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" shall initially be equal to $1.20 for the Series Seed Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Class A Common Stock, shall be subject to adjustment as provided below.

4.1.2 **Termination of Conversion Rights.** In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amounts otherwise paid or payable in accordance with Section 2.1 to the holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event (other than a Deemed Liquidation Event that is a SPAC Transaction).

4.2 **Fractional Shares.** No fractional shares of Class A Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Class A Common Stock to be issued upon conversion of the Preferred Stock shall be rounded down to the nearest whole share.

4.3   **Mechanics of Conversion.**

4.3.1   **Notice of Conversion.** In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Class A Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b) if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Class A Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates(or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Class A Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Class A Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Class A Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2   **Reservation of Shares.** The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all the then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in reasonable best efforts to obtain the requisite stockholder approval of any necessary amendment to this Second Amended and Restated Certificate of Incorporation. Before taking any action that would cause an adjustment reducing the applicable Conversion Price below the then par value of the shares of Class A Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Class A Common Stock at such adjusted Conversion Price.

4.3.3   **Effect of Conversion.** All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights

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with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Class A Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of such series of Preferred Stock accordingly.

4.3.4 **No Further Adjustment.** Upon any such conversion, no adjustment to the applicable Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Class A Common Stock delivered upon conversion.

4.3.5 **Taxes.** The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Class A Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Class A Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 **[Reserved].**

4.5 **Adjustment for Stock Splits and Combinations.** If the Corporation shall at any time or from time to time after the Series Seed Original Issue Date effect a subdivision of the outstanding Class A Common Stock, the Conversion Price of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Class A Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Class A Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series Seed Original Issue Date combine the outstanding shares of Class A Common Stock, the Conversion Price of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Class A Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Class A Common Stock outstanding. Any adjustment under this Section 4.5 shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 **Adjustment for Certain Dividends and Distributions.** In the event the Corporation at any time or from time to time after the Series Seed Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of any class of Common Stock, then and in each such event the Conversion Price of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price of each such series of Preferred Stock then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of

business on such record date plus the number of shares of any class of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price of Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price of Preferred Stock shall be adjusted pursuant to this Section 4.6 as of the time of actual payment of such dividends or distributions; and (b) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of any class of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of such series of Preferred Stock had been converted into a single class of Common Stock on the date of such event.

4.7   **Adjustments for Other Dividends and Distributions.** In the event the Corporation at any time or from time to time after the Series Seed Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of any class of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into a single class of Common Stock on the date of such event.

4.8   **Adjustment for Merger or Reorganization, etc.** Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Class A Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Class A Common Stock of the Corporation issuable upon conversion of one share of such Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board, including the approval of at least one Series Seed Director) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9   **Certificate as to Adjustments.** Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based.

The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect for the Preferred Stock held by such holder, and (ii) the number of shares of Class A Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of each such series of Preferred Stock.

4.10 **Notice of Record Date.** In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Class A Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Class A Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Class A Common Stock. Such notice shall be sent at least ten days prior to the record date or effective date for the event specified in such notice.

5. **Mandatory Conversion.**

5.1 **Trigger Events.** All outstanding shares of Preferred Stock shall automatically be converted into shares of Class A Common Stock (or other equity securities of the Corporation), at the then effective conversion rate as calculated pursuant to Section 4.1.1, (a) immediately prior to the closing of the sale of shares of Class A Common Stock (or other equity securities of the Corporation) to the public, in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of proceeds, net of the underwriting discount and commissions, to the Corporation and in connection with such offering the Class A Common Stock (or such other equity securities of the Corporation) are listed for trading on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace approved by the Board, including the approval of at least one Series Seed Director; (b) immediately prior to the effectiveness of the registration statement in connection with the initial listing of the Class A Common Stock (or other equity securities of the Corporation) on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace approved by the Board, including the approval of at least one Series Seed Director, by means of an effective registration statement filed by the Corporation with the Securities and Exchange Commission, without a related underwritten offering of such Class A Common Stock (or other equity

10

securities of the Corporation), for which the Board, including the approval of at least one Series Seed Director, determines that the Corporation is reasonably expected to have a market capitalization equal to or greater than $50,000,000 at any time on the first day of trading; (c) immediately prior to the consummation of a transaction or series of related transactions by merger, consolidation, share exchange or otherwise of the Corporation with a publicly-traded "special purpose acquisition company" or its subsidiary (collectively, a "**SPAC**"), immediately following the consummation of which the common stock or share capital of the SPAC or its successor entity is listed on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace approved by the Board, including the approval of at least one Series Seed Director (such transaction or series of related transactions, the "**SPAC Transaction**"); and (d) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (any of (a), (b), (c) or (d), the "**Mandatory Conversion Time**"). Such automatically converted shares of Preferred Stock may not be reissued by the Corporation. For the avoidance of doubt, upon automatic conversion of all outstanding shares of Preferred Stock into shares of Class A Common Stock (or other equity securities of the Corporation) immediately prior to a SPAC Transaction pursuant to clause (c) of the first sentence of this Section 5.1, all rights of the Preferred Stock under Section 2 with respect to preferential payments (or any other payments that may otherwise differ from distributions to Common Stock) will terminate, and no such rights shall apply with respect to the SPAC Transaction.

5.2 **Procedural Requirements.** All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Class A Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Class A Common Stock (or other equity securities of the Corporation) issuable on such conversion in accordance with the provisions hereof or issue and deliver to such holder, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Class A Common Stock (or other equity securities of the Corporation) issuable upon such conversion in accordance with the provisions hereof; and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. **Redemption.** The shares of Preferred Stock shall not be redeemable by any holder thereof, except as may be otherwise provided herein.

7. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

8. **Waiver.** Except as otherwise set forth herein or required by law, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the then outstanding shares of Preferred Stock, voting together as a single class; and (b) any of the rights, powers, preferences and other terms of a series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the then outstanding shares of such series of Preferred Stock; provided, however, that if the waiver would affect more than one series in the same way, then such waiver may also be effected by the affirmative written consent or vote of the holders of at least a majority of the then outstanding shares of such similarly affected series of Preferred Stock, voting together as a single class.

9. **Notices.** Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Second Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

SIXTH: Subject to any additional vote required by this Second Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws. Each director shall be entitled to one vote on each matter presented to the Board.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws shall so provide.

EIGHTH: Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision of applicable law) outside of the State of Delaware at such place or places or in such manner or manners as may be designated from time to time by the Board or in the Bylaws.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any amendment, repeal or elimination of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase

12

the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such amendment, repeal or elimination.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law. Any amendment, repeal, modification or elimination of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal, modification or elimination; or (b) increase the liability of any director, officer or agent of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to such amendment, repeal, modification or elimination.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Series Seed Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Second Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the shares of Series Seed Preferred Stock then outstanding will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law or the Corporation's certificate of incorporation or Bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the

13

fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * * * *

EXHIBIT F
By-Laws
(Attached)

BYLAWS OF

WESTBOUND & DOWN BREWING, INC.

Adopted February 19, 2018

TABLE OF CONTENTS

Page

ARTICLE I — MEETINGS OF STOCKHOLDERS 1

   1.1   Place of Meetings 1
   1.2   Annual Meeting 1
   1.3   Special Meeting 1
   1.4   Notice of Stockholders' Meetings 2
   1.5   Quorum 2
   1.6   Adjourned Meeting; Notice 2
   1.7   Conduct of Business 2
   1.8   Voting 3
   1.9   Stockholder Action by Written Consent Without a Meeting 3
   1.10 Record Date for Stockholder Notice; Voting; Giving Consents 4
   1.11 Proxies 5
   1.12 List of Stockholders Entitled to Vote 5

ARTICLE II — DIRECTORS 6

   2.1   Powers 6
   2.2   Number of Directors 6
   2.3   Election, Qualification and Term of Office of Directors 6
   2.4   Resignation and Vacancies 6
   2.5   Place of Meetings; Meetings by Telephone 7
   2.6   Conduct of Business 7
   2.7   Regular Meetings 7
   2.8   Special Meetings; Notice 7
   2.9   Quorum; Voting 8
   2.10 Board Action by Written Consent Without a Meeting 8
   2.11 Fees and Compensation of Directors 8
   2.12 Removal of Directors 9

ARTICLE III — COMMITTEES 9

   3.1   Committees of Directors 9
   3.2   Committee Minutes 9
   3.3   Meetings and Actions of Committees 9
   3.4   Subcommittees 10

ARTICLE IV — OFFICERS 10

   4.1   Officers 10
   4.2   Appointment of Officers 10
   4.3   Subordinate Officers 10
   4.4   Removal and Resignation of Officers 10
   4.5   Vacancies in Offices 11
   4.6   Representation of Shares of Other Corporations 11
   4.7   Authority and Duties of Officers 11

ARTICLE V — INDEMNIFICATION.. 11

    5.1   Indemnification of Directors and Officers in Third Party Proceedings..................... 11
    5.2   Indemnification of Directors and Officers in Actions by or in the Right of
           the Company 11
    5.3   Successful Defense 12
    5.4   Indemnification of Others.. 12
    5.5   Advanced Payment of Expenses.. 12
    5.6   Limitation on Indemnification... 12
    5.7   Determination; Claim 13
    5.8   Non-Exclusivity of Rights 13
    5.9   Insurance... 13
    5.10   Survival... 14
    5.11   Effect of Repeal or Modification.. 14
    5.12   Certain Definitions.. 14

ARTICLE VI — STOCK 14

    6.1   Stock Certificates; Partly Paid Shares 14
    6.2   Special Designation on Certificates... 15
    6.3   Lost Certificates.. 15
    6.4   Dividends.. 15
    6.5   Stock Transfer Agreements 16
    6.6   Registered Stockholders 16
    6.7   Transfers... 16

ARTICLE VII — MANNER OF GIVING NOTICE AND WAIVER...................................... 16

    7.1   Notice of Stockholder Meetings 16
    7.2   Notice by Electronic Transmission.. 16
    7.3   Notice to Stockholders Sharing an Address 17
    7.4   Notice to Person with Whom Communication is Unlawful....................................... 17
    7.5   Waiver of Notice... 18

ARTICLE VIII — GENERAL MATTERS 18

    8.1   Fiscal Year.. 18
    8.2   Seal 18
    8.3   Annual Report... 18
    8.4   Construction; Definitions... 18

ARTICLE IX — AMENDMENTS 18

BYLAWS

ARTICLE I — MEETINGS OF STOCKHOLDERS

     1.1 *Place of Meetings*. Meetings of stockholders of Westbound & Down Brewing, Inc. (the "*Company*") shall be held at any place, within or outside the State of Delaware, determined by the Company's board of directors (the "*Board*"). The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law (the "*DGCL*"). In the absence of any such designation or determination, stockholders' meetings shall be held at the Company's principal executive office.

     1.2 *Annual Meeting*. An annual meeting of stockholders shall be held for the election of directors at such date and time as may be designated by resolution of the Board from time to time. Any other proper business may be transacted at the annual meeting. The Company shall not be required to hold an annual meeting of stockholders, *provided* that (i) the stockholders are permitted to act by written consent under the Company's certificate of incorporation and these bylaws, (ii) the stockholders take action by written consent to elect directors and (iii) the stockholders unanimously consent to such action or, if such consent is less than unanimous, all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

     1.3 *Special Meeting*. A special meeting of the stockholders may be called at any time by the Board, Chairperson of the Board, Chief Executive Officer or President (in the absence of a Chief Executive Officer) or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

If any person(s) other than the Board calls a special meeting, the request shall:

          (i)   be in writing;

          (ii)   specify the time of such meeting and the general nature of the business proposed to be transacted; and

          (iii)   be delivered personally or sent by registered mail or by facsimile transmission to the Chairperson of the Board, the Chief Executive Officer, the President (in the absence of a Chief Executive Officer) or the Secretary of the Company.

The officer(s) receiving the request shall cause notice to be promptly given to the stockholders entitled to vote at such meeting, in accordance with these bylaws, that a meeting will be held at the time requested by the person or persons calling the meeting. No business may be transacted at such special meeting other than the business specified in such notice to stockholders. Nothing contained in this paragraph of this Section 1.3 shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board may be held.

1.4 *Notice of Stockholders' Meetings.* Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided in the DGCL, the certificate of incorporation or these bylaws, the written notice of any meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

1.5 *Quorum.* Except as otherwise provided by law, the certificate of incorporation or these bylaws, at each meeting of stockholders the presence in person or by proxy of the holders of shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. Where a separate vote by a class or series or classes or series is required, a majority of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise provided by law, the certificate of incorporation or these bylaws.

If, however, such quorum is not present or represented at any meeting of the stockholders, then either (i) the chairperson of the meeting, or (ii) the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, in the manner provided in Section 1.6, until a quorum is present or represented.

1.6 *Adjourned Meeting; Notice.* Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Company may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix a new record date for notice of such adjourned meeting in accordance with Section 213(a) of the DGCL and Section 1.10 of these bylaws, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

1.7 *Conduct of Business.* Meetings of stockholders shall be presided over by the Chairperson of the Board, if any, or in his or her absence by the Vice Chairperson of the Board, if any, or in the absence of the foregoing persons by the Chief Executive Officer, or in the absence of the foregoing persons by the President, or in the absence of the foregoing persons by a Vice President, or in the absence of the foregoing persons by a chairperson designated by the Board, or in the absence of such designation by a chairperson chosen at the meeting. The

Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting. The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of business.

1.8 *Voting*. The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 1.10 of these bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL.

Except as may be otherwise provided in the certificate of incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of capital stock held by such stockholder which has voting power upon the matter in question. Voting at meetings of stockholders need not be by written ballot and, unless otherwise required by law, need not be conducted by inspectors of election unless so determined by the holders of shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote thereon which are present in person or by proxy at such meeting. If authorized by the Board, such requirement of a written ballot shall be satisfied by a ballot submitted by electronic transmission (as defined in Section 7.2 of these bylaws), *provided* that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder or proxy holder.

Except as otherwise required by law, the certificate of incorporation or these bylaws, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Except as otherwise required by law, the certificate of incorporation or these bylaws, directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Where a separate vote by a class or series or classes or series is required, in all matters other than the election of directors, the affirmative vote of the majority of shares of such class or series or classes or series present in person or represented by proxy at the meeting shall be the act of such class or series or classes or series, except as otherwise provided by law, the certificate of incorporation or these bylaws.

1.9 *Stockholder Action by Written Consent Without a Meeting*. Unless otherwise provided in the certificate of incorporation, any action required by the DGCL to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

An electronic transmission (as defined in Section 7.2) consenting to an action to be taken and transmitted by a stockholder or proxy holder, or by a person or persons authorized to act for a stockholder or proxy holder, shall be deemed to be written, signed and dated for purposes of this

Section, *provided* that any such electronic transmission sets forth or is delivered with information from which the Company can determine (i) that the electronic transmission was transmitted by the stockholder or proxy holder or by a person or persons authorized to act for the stockholder or proxy holder and (ii) the date on which such stockholder or proxy holder or authorized person or persons transmitted such electronic transmission.

In the event that the Board shall have instructed the officers of the Company to solicit the vote or written consent of the stockholders of the Company, an electronic transmission of a stockholder written consent given pursuant to such solicitation may be delivered to the Secretary or the President of the Company or to a person designated by the Secretary or the President. The Secretary or the President of the Company or a designee of the Secretary or the President shall cause any such written consent by electronic transmission to be reproduced in paper form and inserted into the corporate records.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Company as provided in Section 228 of the DGCL. In the event that the action which is consented to is such as would have required the filing of a certificate under any provision of the DGCL, if such action had been voted on by stockholders at a meeting thereof, the certificate filed under such provision shall state, in lieu of any statement required by such provision concerning any vote of stockholders, that written consent has been given in accordance with Section 228 of the DGCL.

1.10   *Record Date for Stockholder Notice; Voting; Giving Consents*. In order that the Company may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination.

If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however*, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the provisions of Section 213 of the DGCL and this Section 1.10 at the adjourned meeting.

In order that the Company may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date has been fixed by the Board, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Company in accordance with applicable law. If no record date has been fixed by the Board and prior action by the Board is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

In order that the Company may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

1.11 *Proxies.* Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL.

1.12 *List of Stockholders Entitled to Vote.* The officer who has charge of the stock ledger of the Company shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting; *provided, however,* if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Company shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least ten days prior to the meeting: (i) on a reasonably accessible electronic network, *provided* that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Company's principal place of business. In the event that the Company determines to make the list available on an electronic network, the Company may take reasonable steps to ensure that such information is available only to stockholders of the Company. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

ARTICLE II — DIRECTORS

2.1 *Powers.* The business and affairs of the Company shall be managed by or under the direction of the Board, except as may be otherwise provided in the DGCL or the certificate of incorporation.

2.2 *Number of Directors.* The Board shall consist of one or more members, each of whom shall be a natural person. Unless the certificate of incorporation fixes the number of directors, the number of directors shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director's term of office expires.

2.3 *Election, Qualification and Term of Office of Directors.* Except as provided in Section 2.4 of these bylaws, and subject to Sections 1.2 and 1.9 of these bylaws, directors shall be elected at each annual meeting of stockholders. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws. The certificate of incorporation or these bylaws may prescribe other qualifications for directors. Each director shall hold office until such director's successor is elected and qualified or until such director's earlier death, resignation or removal.

2.4 *Resignation and Vacancies.* Any director may resign at any time upon notice given in writing or by electronic transmission to the Company. A resignation is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable. Unless otherwise provided in the certificate of incorporation or these bylaws, when one or more directors resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

Unless otherwise provided in the certificate of incorporation or these bylaws:

(i) Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

(ii) Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.

If at any time, by reason of death or resignation or other cause, the Company should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the DGCL.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole Board (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the voting stock at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the DGCL as far as applicable.

A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office and until such director's successor is elected and qualified, or until such director's earlier death, resignation or removal.

2.5 *Place of Meetings; Meetings by Telephone.* The Board may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

2.6 *Conduct of Business.* Meetings of the Board shall be presided over by the Chairperson of the Board, if any, or in his or her absence by the Vice Chairperson of the Board, if any, or in the absence of the foregoing persons by a chairperson designated by the Board, or in the absence of such designation by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

2.7 *Regular Meetings.* Regular meetings of the Board may be held without notice at such time and at such place as shall from time to time be determined by the Board.

2.8 *Special Meetings; Notice.* Special meetings of the Board for any purpose or purposes may be called at any time by the Chairperson of the Board, the Chief Executive Officer, the President, the Secretary or any two directors.

Notice of the time and place of special meetings shall be:

(i)   delivered personally by hand, by courier or by telephone;

(ii)   sent by United States first-class mail, postage prepaid;

(iii)   sent by facsimile; or

(iv)   sent by electronic mail,

directed to each director at that director's address, telephone number, facsimile number or electronic mail address, as the case may be, as shown on the Company's records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or (iii) sent by electronic mail, it shall be delivered or sent at least 24 hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. Any oral notice may be communicated to the director. The notice need not specify the place of the meeting (if the meeting is to be held at the Company's principal executive office) nor the purpose of the meeting.

2.9   Quorum; Voting. At all meetings of the Board, a majority of the total number of directors shall constitute a quorum for the transaction of business. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the certificate of incorporation or these bylaws.

If the certificate of incorporation provides that one or more directors shall have more or less than one vote per director on any matter, every reference in these bylaws to a majority or other proportion of directors shall refer to a majority or other proportion of the votes of the directors.

2.10   Board Action by Written Consent Without a Meeting. Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

2.11   Fees and Compensation of Directors. Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board shall have the authority to fix the compensation of directors.

2.12 _Removal of Directors_. Unless otherwise restricted by statute, the certificate of incorporation or these bylaws, any director or the entire Board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director's term of office.

ARTICLE III — COMMITTEES

3.1 _Committees of Directors_. The Board may designate one or more committees, each committee to consist of one or more of the directors of the Company. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company, and may authorize the seal of the Company to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Company.

3.2 _Committee Minutes_. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

3.3 _Meetings and Actions of Committees_. Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(i)   Section 2.5 (Place of Meetings; Meetings by Telephone);

(ii)   Section 2.7 (Regular Meetings);

(iii)   Section 2.8 (Special Meetings; Notice);

(iv)   Section 2.9 (Quorum; Voting);

(v)   Section 2.10 (Board Action by Written Consent Without a Meeting); and

(vi)   Section 7.5 (Waiver of Notice)

with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the Board and its members. _However_:

(i)   the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;

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(ii)   special meetings of committees may also be called by resolution of the Board; and

(iii)   notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

Any provision in the certificate of incorporation providing that one or more directors shall have more or less than one vote per director on any matter shall apply to voting in any committee or subcommittee, unless otherwise provided in the certificate of incorporation or these bylaws.

3.4   *Subcommittees*. Unless otherwise provided in the certificate of incorporation, these bylaws or the resolutions of the Board designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

ARTICLE IV — OFFICERS

4.1   *Officers*. The officers of the Company shall be a President and a Secretary. The Company may also have, at the discretion of the Board, a Chairperson of the Board, a Vice Chairperson of the Board, a Chief Executive Officer, one or more Vice Presidents, a Chief Financial Officer, a Treasurer, one or more Assistant Treasurers, one or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person.

4.2   *Appointment of Officers*. The Board shall appoint the officers of the Company, except such officers as may be appointed in accordance with the provisions of Section 4.3 of these bylaws.

4.3   *Subordinate Officers*. The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of the Company may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.

4.4   *Removal and Resignation of Officers*. Any officer may be removed, either with or without cause, by an affirmative vote of the majority of the Board at any regular or special meeting of the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.

Any officer may resign at any time by giving written notice to the Company. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party.

4.5   *Vacancies in Offices*. Any vacancy occurring in any office of the Company shall be filled by the Board or as provided in Section 4.3.

4.6   *Representation of Shares of Other Corporations*. Unless otherwise directed by the Board, the President or any other person authorized by the Board or the President is authorized to vote, represent and exercise on behalf of the Company all rights incident to any and all shares of any other corporation or corporations standing in the name of the Company. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

4.7   *Authority and Duties of Officers*. Except as otherwise provided in these bylaws, the officers of the Company shall have such powers and duties in the management of the Company as may be designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

ARTICLE V — INDEMNIFICATION

5.1   *Indemnification of Directors and Officers in Third Party Proceedings*. Subject to the other provisions of this Article V — , the Company shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "*Proceeding*") (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

5.2   *Indemnification of Directors and Officers in Actions by or in the Right of the Company*. Subject to the other provisions of this Article V — , the Company shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

5.3 *Successful Defense.* To the extent that a present or former director or officer of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding described in Section 5.1 or Section 5.2, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

5.4 *Indemnification of Others.* Subject to the other provisions of this Article V — , the Company shall have power to indemnify its employees and agents to the extent not prohibited by the DGCL or other applicable law. The Board shall have the power to delegate to such person or persons the determination of whether employees or agents shall be indemnified.

5.5 *Advanced Payment of Expenses.* Expenses (including attorneys' fees) incurred by an officer or director of the Company in defending any Proceeding shall be paid by the Company in advance of the final disposition of such Proceeding upon receipt of a written request therefor (together with documentation reasonably evidencing such expenses) and an undertaking by or on behalf of the person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified under this Article V — or the DGCL. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the Company deems appropriate. The right to advancement of expenses shall not apply to any Proceeding for which indemnity is excluded pursuant to these bylaws.

5.6 *Limitation on Indemnification.* Subject to the requirements in Section 5.3 and the DGCL, the Company shall not be obligated to indemnify any person pursuant to this Article V — in connection with any Proceeding (or any part of any Proceeding):

(i) for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(ii) for an accounting or disgorgement of profits pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements);

(iii) for any reimbursement of the Company by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of the Company, as required in each case under the Securities

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Exchange Act of 1934, as amended (including any such reimbursements that arise from an accounting restatement of the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the "*Sarbanes-Oxley Act*"), or the payment to the Company of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements);

(iv)   initiated by such person, including any Proceeding (or any part of any Proceeding) initiated by such person against the Company or its directors, officers, employees, agents or other indemnitees, unless (a) the Board authorized the Proceeding (or the relevant part of the Proceeding) prior to its initiation, (b) the Company provides the indemnification, in its sole discretion, pursuant to the powers vested in the Company under applicable law, (c) otherwise required to be made under Section 5.7 or (d) otherwise required by applicable law; or

(v)   if prohibited by applicable law.

5.7   *Determination; Claim.* If a claim for indemnification or advancement of expenses under this Article V — is not paid by the Company or on its behalf within 90 days after receipt by the Company of a written request therefor, the claimant shall be entitled to an adjudication by a court of competent jurisdiction of his or her entitlement to such indemnification or advancement of expenses. To the extent not prohibited by law, the Company shall indemnify such person against all expenses actually and reasonably incurred by such person in connection with any action for indemnification or advancement of expenses from the Company under this Article V — , to the extent such person is successful in such action. In any such suit, the Company shall, to the fullest extent not prohibited by law, have the burden of proving that the claimant is not entitled to the requested indemnification or advancement of expenses.

5.8   *Non-Exclusivity of Rights.* The indemnification and advancement of expenses provided by, or granted pursuant to, this Article V — shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the certificate of incorporation or any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office. The Company is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advancement of expenses, to the fullest extent not prohibited by the DGCL or other applicable law.

5.9   *Insurance.* The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Company would have the power to indemnify such person against such liability under the provisions of the DGCL.

5.10 *Survival.* The rights to indemnification and advancement of expenses conferred by this Article V — shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

5.11 *Effect of Repeal or Modification.* Any amendment, alteration or repeal of this Article V — shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to such amendment, alteration or repeal.

5.12 *Certain Definitions.* For purposes of this Article V — , references to the "*Company*" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article V — with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article V — , references to "*other enterprises*" shall include employee benefit plans; references to "*fines*" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "*serving at the request of the Company*" shall include any service as a director, officer, employee or agent of the Company which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "*not opposed to the best interests of the Company*" as referred to in this Article V — .

ARTICLE VI — STOCK

6.1 *Stock Certificates; Partly Paid Shares.* The shares of the Company shall be represented by certificates, *provided* that the Board may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Company. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Company by the Chairperson of the Board or Vice-Chairperson of the Board, or the President or a Vice-President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Company representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The Company shall not have power to issue a certificate in bearer form.

14

The Company may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Company in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Company shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

6.2 ***Special Designation on Certificates.*** If the Company is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Company shall issue to represent such class or series of stock; *provided* that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the Company shall issue to represent such class or series of stock, a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the Company shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to this Section 6.2 or Sections 156, 202(a) or 218(a) of the DGCL or with respect to this Section 6.2 a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

6.3 ***Lost Certificates.*** Except as provided in this Section 6.3, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Company and cancelled at the same time. The Company may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Company may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Company a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

6.4 ***Dividends.*** The Board, subject to any restrictions contained in the certificate of incorporation or applicable law, may declare and pay dividends upon the shares of the Company's capital stock. Dividends may be paid in cash, in property, or in shares of the Company's capital stock, subject to the provisions of the certificate of incorporation.

15

The Board may set apart out of any of the funds of the Company available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

6.5 *Stock Transfer Agreements*. The Company shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Company to restrict the transfer of shares of stock of the Company of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

6.6 *Registered Stockholders*. The Company:

(i)   shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner;

(ii)   shall be entitled to hold liable for calls and assessments the person registered on its books as the owner of shares; and

(iii)   shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

6.7 *Transfers*. Transfers of record of shares of stock of the Company shall be made only upon its books by the holders thereof, in person or by an attorney duly authorized, and, if such stock is certificated, upon the surrender of a certificate or certificates for a like number of shares, properly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer.

ARTICLE VII — MANNER OF GIVING NOTICE AND WAIVER

7.1 *Notice of Stockholder Meetings*. Notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the Company's records. An affidavit of the Secretary or an Assistant Secretary of the Company or of the transfer agent or other agent of the Company that the notice has been given shall, in the absence of fraud, be *prima facie* evidence of the facts stated therein.

7.2 *Notice by Electronic Transmission*. Without limiting the manner by which notice otherwise may be given effectively to stockholders pursuant to the DGCL, the certificate of incorporation or these bylaws, any notice to stockholders given by the Company under any provision of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the Company. Any such consent shall be deemed revoked if:

(i)   the Company is unable to deliver by electronic transmission two consecutive notices given by the Company in accordance with such consent; and

(ii)   such inability becomes known to the Secretary or an Assistant Secretary of the Company or to the transfer agent, or other person responsible for the giving of notice.

16

However, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

Any notice given pursuant to the preceding paragraph shall be deemed given:

> (i)   if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

> (ii)   if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice;

> (iii)   if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

> (iv)   if by any other form of electronic transmission, when directed to the stockholder.

An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Company that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be *prima facie* evidence of the facts stated therein.

An "*electronic transmission*" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Notice by a form of electronic transmission shall not apply to Sections 164, 296, 311, 312 or 324 of the DGCL.

7.3   *Notice to Stockholders Sharing an Address*. Except as otherwise prohibited under the DGCL, without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Company under the provisions of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Any such consent shall be revocable by the stockholder by written notice to the Company. Any stockholder who fails to object in writing to the Company, within 60 days of having been given written notice by the Company of its intention to send the single notice, shall be deemed to have consented to receiving such single written notice.

7.4   *Notice to Person with Whom Communication is Unlawful*. Whenever notice is required to be given, under the DGCL, the certificate of incorporation or these bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Company is such as to require the filing of a certificate under the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

7.5 *Waiver of Notice.* Whenever notice is required to be given under any provision of the DGCL, the certificate of incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these bylaws.

ARTICLE VIII — GENERAL MATTERS

8.1 *Fiscal Year.* The fiscal year of the Company shall be fixed by resolution of the Board and may be changed by the Board.

8.2 *Seal.* The Company may adopt a corporate seal, which shall be in such form as may be approved from time to time by the Board. The Company may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

8.3 *Annual Report.* The Company shall cause an annual report to be sent to the stockholders of the Company to the extent required by applicable law.

8.4 If and so long as there are fewer than 100 holders of record of the Company's shares, the requirement of sending an annual report to the stockholders of the Company is expressly waived (to the extent permitted under applicable law).

8.5 *Construction; Definitions.* Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term *"person"* includes both a corporation and a natural person.

ARTICLE IX — AMENDMENTS

These bylaws may be adopted, amended or repealed by the stockholders entitled to vote. However, the Company may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal bylaws.

A bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the Board.

10611552_3

WESTBOUND & DOWN BREWING, INC.

CERTIFICATE OF ADOPTION OF BYLAWS

The undersigned hereby certifies that he or she is the duly elected, qualified and acting Secretary of Westbound & Down Brewing, Inc., a Delaware corporation (the "***Company***"), and that the foregoing bylaws, comprising 18 pages, were adopted as the bylaws of the Company on February 19, 2018.

_____
(signature)

_____
Jed MacArthur
(print name)

_____
Secretary
(title)

EXHIBIT G
Financial Statements
(Attached)

WESTBOUND & DOWN BREWING, INC.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024, AND 2023

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT AUDITOR'S REPORT 1

FINANCIAL STATEMENTS:

    Balance Sheets 2

    Statements of Operations 3

    Statements of Changes in Stockholders' Equity 4

    Statements of Cash Flows 5

    Notes to Financial Statements 6



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Westbound & Down Brewing, Inc.
Idaho Springs, Colorado

Opinion

We have audited the financial statements of Westbound & Down Brewing, Inc. (hereinafter referred to as "the Company"), which comprises the balance sheets as of December 31, 2024, and 2023, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and December 31, 2023, and the result of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

September 03, 2025
Los Angeles, California

WESTBOUND & DOWN BREWING, INC.
BALANCE SHEETS

As of December 31, (USD $ in Dollars)		2024		2023
ASSETS				
Current Assets:				
Cash	$	278,358	$	850,693
Accounts Receivable, net		246,072		134,821
Inventory		586,795		605,272
Prepaids and Other Current Assets		108,433		115,287
Total Current Assets		**1,219,658**		**1,706,073**
Property and Equipment, net		3,498,597		3,057,298
Right-of-Use Asset		3,639,838		3,064,619
Long-Term Note		152,880		135,673
Security Deposit		49,974		49,974
Total Assets	$	**8,560,947**	$	**8,013,636**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	325,207	$	340,723
Credit Cards		101,563		75,458
Current Portion of Loans and Notes		596,985		441,516
Lease Liability, current portion		485,324		491,497
Other Current Liabilities		237,743		151,285
Total Current Liabilities		**1,746,822**		**1,500,478**
Loans and Promissory Notes, net of current portion		3,574,408		2,663,141
Lease Liability, net of current portion		3,205,880		2,662,468
Total Liabilities		**8,527,110**		**6,826,088**
STOCKHOLDERS' EQUITY				
Common Stock		803		790
Preferred Stock		71		71
Additional Paid in Capital		4,269,493		4,085,913
Accumulated Deficit		(4,236,530)		(2,899,225)
Total Stockholders' Equity		**33,837**		**1,187,549**
Total Liabilities and Stockholders' Equity	$	**8,560,947**	$	**8,013,636**

See accompanying consolidated notes to financial statements.

WESTBOUND & DOWN BREWING, INC.
STATEMENTS OF OPERATIONS

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ 10,327,761	$ 6,921,332
Cost of Goods Sold	4,522,771	2,730,711
Gross Profit	**5,804,990**	**4,190,621**
Operating Expenses		
General and Administrative	6,734,373	4,615,927
Selling and Marketing	240,714	123,171
Total Operating Expenses	**6,975,087**	**4,739,098**
Net Operating Loss	**(1,170,097)**	**(548,477)**
Interest Expense	354,831	86,009
Other Loss/(Income)	(187,623)	(532,433)
Loss Before Provision for Income Taxes	**(1,337,305)**	**(102,053)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (1,337,305)**	**$ (102,053)**

See accompanying consolidated notes to financial statements.

WESTBOUND & DOWN BREWING, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(USD $ in Dollars)	Common Stock Shares	Common Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2022	**7,220,255**	**$ 722**	**-**	**$ -**	**$ 1,998,132**	**$ (2,797,172)**	**$ (798,318)**
Issuance of stock	679,670	68	708,312	71	2,084,722	-	2,084,861
Share-Based Compensation	-	-	-		3,059	-	3,059
Net Loss	-	-	-	-	-	(102,053)	(102,053)
Balance—December 31, 2023	**7,899,925**	**$ 790**	**708,312**	**$ 71**	**$ 4,085,913**	**$ (2,899,225)**	**$ 1,187,549**
Issuance of stock	125,785	13		-	176,238	-	176,251
Share-Based Compensation	-	-	-	-	7,342		7,342
Net Loss	-	-	-	-	-	(1,337,305)	(1,337,305)
Balance—December 31, 2024	**8,025,710**	**$ 803**	**708,312**	**$ 71**	**$ 4,269,493**	**$ (4,236,530)**	**$ 33,837**

See accompanying consolidated notes to financial statements.

WESTBOUND & DOWN BREWING, INC.
STATEMENTS OF CASH FLOWS

For the Year Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(1,337,305)	$	(102,053)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities				
Depreciation		297,381		163,604
Share-Based Compensation		7,342		3,059
Changes in Operating Assets and Liabilities:				
Accounts Receivable, net		(111,251)		(52,601)
Inventory		18,477		(233,786)
Prepaids and Other Current Assets		6,854		197,952
Accounts Payable		(15,516)		201,172
Credit Cards		26,105		1,568
Other Current Liabilities		86,458		(28,800)
Security Deposit		-		(49,974)
Net Cash Used in Operating Activities		(1,021,454)		100,142
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(776,661)		(2,067,770)
Long-Term Note		(17,207)		(135,673)
Net Cash Used in Investing Activities		(793,868)		(2,203,443)
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Stock		176,251		2,084,861
Borrowing on Promissory Notes and Loans		1,066,736		801,338
Net Cash Provided By Financing Activities		1,242,987		2,886,198
Change in Cash & Cash Equivalents		(572,335)		782,897
Cash —Beginning of The Year		850,693		67,796
Cash —End of The Year	$	278,358	$	850,693
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	354,831	$	135,926
Cash Paid During the Year for Taxes	$	562,352	$	311,285
Conversion of Convertible Notes into Equity	$	-	$	425,000

See accompanying consolidated notes to financial statements.

1.   NATURE OF OPERATION

Westbound & Down Brewing, Inc. was incorporated on March 1, 2018, in the state of Delaware. The company has two wholly owned entities: High Country Brewing LLC, organized on December 17, 2020, in the state of Colorado and Watershed Legacy LLC, organized on October 6, 2023, in the state of Colorado. The financial statements of Westbound & Down Brewing, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Idaho Springs, Colorado.

Westbound & Down Brewing Company is a brewpub group, serving both manufacturer beer for sale through its restaurants and for distribution in other bars, restaurants, and liquor and grocery stores. Our restaurants serve a variety of food and other beverages alongside said beer.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP, and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash includes all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, and 2023, the Company's cash exceeds FDIC-insured limits by $0 and $313,101, respectively.

Concentration of Credit Risk
The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, restricted cash and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable
Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024, and 2023, the Company determined that no allowance for expected credit loss is needed.

Inventories
Inventories are valued at the lower of cost or net realizable value. Inventories include costs for ingredients and finished goods, which are determined using an average method.

Property and Equipment
Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Leasehold Improvements	10-15 years
Furniture, Fixtures and Equipment	5-25 years
Vehicles	5 years

Impairment of Long-Lived Assets
Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2024, and 2023.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:
- In-store Sales: Revenue is recognized at a point-in-time when a customer takes possession of the goods.
- Online Sales: Revenue is recognized at a point-in-time when the goods are delivered to the customer.

Cost of Sales
Cost of sales includes the cost of retail products, raw materials and ingredients and packing materials.

Research and Development Costs
Costs incurred in research and development of the Company's product are expensed as incurred.

Income Taxes
The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Related Party Transactions Policy
The Company accounts for related party transactions in accordance with ASC 850, Related Party Disclosures. Related parties include the Company's executive officers, directors, principal stockholders, immediate family members of such individuals, and entities under their control or significant influence.
Transactions with related parties are recorded at the exchange amount, which represents the amount of consideration agreed upon by the parties. Management evaluates related party arrangements to determine whether the terms are consistent with those available in arm's-length transactions.
The Company discloses all material related party transactions, including the nature of the relationship, the description of the transactions, the dollar amounts involved, and any amounts due to or from related parties outstanding at the reporting date.

Leases
The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from the use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Stock-Based Compensation
The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $105,025 and $52,102, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 03, 2025, which is the date the financial statements were available to be issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2024	2023
Craft Beer Wholesale Clearing	73,002	38,264
Accounts Receivable - Other	-	7,756
Craft Beer - Product to be Received at Later Date	35,431	55,009
Prepaid Expenses	-	13,704
Employee Advance	-	554
Total Prepaids and Other Current Assets	$ 108,433	$ 115,287

Other current liabilities consist of the following:

As of December 31,	2024	2023
Gift Certificates	97,654	26,024
Accrued Property Taxes	36,395	34,286
Payroll Clearing	93,510	89,765
Other Accrued Expense	10,184	1,211
Total Other Current Liabilities	$ 237,743	$ 151,285

Long term note consists of:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2024			As of December 2023		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Long term note - Related Party	$ 133,000	12.00%	10/16/2023	12/31/2035	$ -	$ 152,880	$ 152,880	$ -	$ 135,673	$ 135,673
Total					$ -	$ 152,880	$ 152,880	$ -	$ 135,673	$ 135,673

4. INVENTORY

Inventory consists of the following:

As of December 31,	2024	2023
Raw Material	309,371	327,028
Work in Process	102,140	126,738
Finished Good	175,284	151,506
Total Inventory	$ 586,795	$ 605,272

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2024	2023
Leasehold Improvements	$ 5,487,013	$ 5,327,309
Furniture, Fixtures and Equipment	3,235,393	2,618,011
Vehicles	116,400	116,400
Property and Equipment, at cost	8,838,806	8,061,720
Accumulated Depreciation	(5,340,209)	(5,004,422)
Property and Equipment, net	$ 3,498,597	$ 3,057,298

Depreciation expenses for the years ended December 31, 2024, and 2023 were $297,381 and $163,604, respectively.

6. LEASES

The Company has six operating leases for business premises. The Company's leases have terms maturing through 2035. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average discount rate for operating leases as of December 31, 2024, and 2023 was 10%, respectively.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2024, are as follows:

As of December 31,	2024
2025	$ 485,324
2026	456,415
2027	423,731
2028	322,659
Thereafter	2,003,076
Total	$ 3,691,204

WESTBOUND & DOWN BREWING, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023

7. DEBT

The Company had outstanding term loans/ notes payable with varying maturities. Details of loans outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2024			As of December 2023		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Evergreen National Bank	$ 2,852,414	6.50%	4/5/2023	4/5/2028	$ 28,989	$ 1,433,258	$ 1,462,247	$ 27,170	$ 1,453,256	$ 1,480,426
SBA Loan - Live Oak Bank Loan	2,600,000	WSJ prime rate was + 1.25%	11/29/2023	11/29/2033	271,863	1,964,279	2,236,142	408,003	1,200,899	1,608,902
Navitas Credit Corp	24,974	-	04/28/2021	60 months	6,343	3,172	9,515	6,343	8,986	15,329
Navitas Credit Corp	29,357	-	7/9/2024	60 months	5,871	22,189	28,060	-	-	-
Navitas Credit Corp	50,080	-	10/1/2024	60 months	10,016	36,872	46,888	-	-	-
Marlin Leasing	186,165		12/1/2024	60 months	11,403	114,639	126,042	-	-	
Promissory Notes - Related Party	250,000	9.35%	12/1/2024	12/31/2025	262,500	-	262,500	-	-	-
Total					**$ 596,985**	**$ 3,574,408**	**$ 4,171,393**	**$ 441,516**	**$ 2,663,141**	**$ 3,104,657**

The summary of the future maturities is as follows:

As of December 31,	2024
2025	$ 596,985
2026	323,082
2027	323,082
2028	323,082
2029	323,082
Thereafter	2,282,079
Total	**$ 4,171,393**

8. SHARE-BASED COMPENSATION

During 2018, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of four years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

Stock Options

The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	**284,940**	**$ 0.47**	**-**
Granted	525,000		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2023	**809,940**	**$ 0.47**	**7.78**
Exercisable Options at December 31, 2023	**298,041**	**$ 0.47**	**7.78**
Granted	-	-	
Exercised	-	-	
Expired/Cancelled	-	-	
Outstanding at December 31, 2024	**809,940**	**$ 0.47**	**6.78**
Exercisable Options at December 31, 2024	**429,291**	**$ 0.47**	**6.78**

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2024, and 2023, the Company recognized stock-based compensation expenses of $7,342 and $3,059, respectively.

9.   EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 10,000,000 shares of common stock with a par value of $0.0001. As of December 31, 2024 and 2023, 8,025,710 and 7,899,925 shares of common stock, respectively, have been issued and were outstanding.

Series Seed Preferred Stock

The Company is authorized to issue 1,000,000 shares of Series Seed Preferred Stock with a par value of $0.0001. As of December 31, 2024, and 2023, 708,312 and 708,312 shares of common stock, respectively, have been issued and were outstanding.

Common Stock

Voting Rights
Each share of Common Stock is entitled to one vote per share at stockholder meetings or written consents.
Holders of Common Stock generally vote together with holders of Preferred Stock as a single class unless otherwise required by law or specified in the certificate of incorporation.
Common Stockholders do not vote on amendments related solely to Preferred Stock terms if Preferred Stockholders have the right to vote on those matters.

Dividend Rights

WESTBOUND & DOWN BREWING, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023

Dividends on Common Stock may only be declared after all preferential dividends have been paid to holders of Preferred Stock.
Common Stockholders can receive dividends payable in shares of Common Stock, but are subordinate to Preferred Stock dividend rights.

Liquidation Rights
Common Stockholders are entitled to receive the remaining assets only after all preferential payments to Preferred Stockholders have been satisfied.
Distribution is proportional to the number of shares held

Series Seed Preferred Stock

Voting Rights
Each share of Preferred Stock is entitled to a number of votes equal to the number of Common Stock shares into which it can be converted (on an as-converted basis).
Preferred Stockholders vote together with Common Stockholders as a single class, except where specified otherwise.
Certain actions, such as amending Preferred Stock terms or certain corporate transactions, may require the approval of a majority of the Preferred Stockholders.
Dividend Rights
Preferred Stockholders are entitled to non-cumulative dividends at an annual rate of 12% of the Original Issue Price ($1.20 per share for Series Seed Preferred Stock).
Dividends for Preferred Stock are prioritized over any dividends declared on Common Stock.
Preferred Stockholders may also receive dividends if Common Stockholders receive dividends, calculated to ensure they get an equivalent value based on conversion rights.
Liquidation Rights
In the event of liquidation, dissolution, or winding up of the corporation:
Preferred Stockholders receive 1x the Original Issue Price ($1.20 per share), plus any declared but unpaid dividends, before any distributions to Common Stockholders.
If assets remain after this, they are distributed pro rata among both Preferred and Common Stockholders on an as-converted basis.
Deemed Liquidation Events (e.g., mergers, sales, or other significant corporate transactions):
Preferred Stockholders have similar liquidation preferences applied to proceeds from these events unless otherwise agreed by the majority of Preferred Stockholders.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

For the Year Ended December 31,	2024		2023	
Net Operating Loss	$	(341,681)	$	(87,920)
Valuation Allowance		341,681		87,920
Net Provision For Income Tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023, are as follows:

As of December 31,	2024		2023	
Net Operating Loss	$	(795,363)	$	(453,682)
Valuation Allowance		795,363		453,682
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had a federal cumulative net operating loss ("NOL") carryforwards of $3,112,968. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

11. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. RELATED PARTY TRANSACTIONS

On October 16, 2023, the Company loaned $133,000 to Jed MacArthur, a shareholder and Board member, via an unsecured promissory note. The note carries 1% monthly interest, with principal and interest due by December 31, 2035. As of December 31, 2024, and December 31, 2023, the outstanding balance for the long term note was $152,880 and $135,673.
On January 28, 2024, the Company entered into a Promissory Note agreement previously approved in 2023 to lend funds to Jed MacArthur, a director of the Company, in the amount of $133,000. The note carries an annual interest rate of 1% and matures on December 31, 2035. The entire amount has been classified under Long-Term Note.

On December 1st, 2024, the Company entered into a promissory note agreements with Daniel Brown and Susan McFarlane, shareholders of the Company, in the amount of $50,000 and $200,000 respectively. The note bears an interest rate of five percent (5%) per month for month one, and then one and one-quarter percent (1.25%) each month thereafter the note is outstanding. The maturity date of the notes is set to December 31, 2025. As of December 31, 2024, the outstanding balance for the promissory notes is $262,500, and the entire amount has been classified under current liabilities.

13. SUBSEQUENT EVENTS

On January 27, 2025, the Company sold a 40% stake in Watershed LLC (Aspen Restaurant) for $500,000 in cash. Despite the sale, the Company retains a 60% ownership, and Watershed LLC remains a subsidiary included in the financial statements.

In 2025, by May 28th the Company issued 399,370 shares of common stock class B at a price of $1.59 per share, raising a total of $634,998.

Except for the event stated above, there were no other events that required an adjustment or disclosure to these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,337,305, an operating cash flow loss of $1,021,454, and liquid assets in cash of $278,358, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

WESTBOUND & DOWN BREWING CF INVESTORS SPV, LLC

AUDITED FINANCIAL STATEMENTS

AS OF AND FOR THE ONE DAY ENDED JANUARY 23, 2025 (INCEPTION)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT AUDITOR'S REPORT 1

FINANCIAL STATEMENTS:

    Balance Sheet 3

    Statement of Operations 4

    Statement of Changes in Members' Equity / (Deficit)..5

    Statement of Cash Flows 6

    Notes to Financial Statements 7



INDEPENDENT AUDITOR'S REPORT

To the Board of Members of
Westbound & Down Brewing CF Investors SPV, LLC
Idaho Springs, Colorado

Opinion

We have audited the financial statements of Westbound & Down Brewing CF Investors SPV, LLC. (hereinafter referred to as "the Company"), which comprises the balance sheet as of the Inception date (January 23, 2025), and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the one day then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of the Inception date (January 23, 2025), and the results of its operations and its cash flows for the one day then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.



• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

August 29, 2025
Los Angeles, California

WESTBOUND & DOWN BREWING CF INVESTORS SPV, LLC
BALANCE SHEET

As of	Inception January 23, 2025
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash	$ -
Total current assets	**-**
Total assets	**$ -**
LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)	
Total Liabilities	**-**
MEMBERS' EQUITY/(DEFICIT)	
Members' Equity/(Deficit)	-
Total Members' Equity/(Deficit)	**-**
Total Liabilities and Members' Equity/(Deficit)	**$ -**

See accompanying notes to financial statements.

WESTBOUND & DOWN BREWING CF INVESTORS SPV, LLC
STATEMENT OF OPERATIONS

	For the one day ended January 23, 2025
(USD $ in Dollars)	
Revenue	$ -
Cost of Revenue	-
Gross Profit/ (Loss)	-
General and Administrative	-
Total Operating Expenses	-
Operating Income/(Loss)	-
Income/(Loss) Before Provision for Income Taxes	-
Provision/(Benefit) for Income Taxes	-
Net Income/(Loss)	$ -

See accompanying notes to financial statements.

WESTBOUND & DOWN BREWING CF INVESTORS SPV, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY/(DEFICIT)

(in , $US)	Members' Equity / (Deficit)
Inception Date- January 23, 2025	$ -
Net Income/(Loss)	-
Balance— January 23, 2025	$ -

See accompanying notes to financial statements.

WESTBOUND & DOWN BREWING CF INVESTORS SPV, LLC
STATEMENT OF CASH FLOWS

	For the one day ended January 23, 2025
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net Income/Loss)	$ -
Net Cash Provided/Used in Operating Activities	-
CASH FLOW FROM INVESTING ACTIVITIES	
Net Cash Provided/Used in Investing Activities	-
CASH FLOW FROM FINANCING ACTIVITIES	
Net Cash Provided/Used in Financing Activities	-
Change In Cash	-
Cash—Beginning of Day	-
Cash—End of Day	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid For Interest	$ -
Cash Paid For Taxes	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Westbound & Down Brewing CF Investors SPV, LLC was formed on January 23, 2025, in the state of Delaware. The financial statements of Westbound & Down Brewing CF Investors SPV, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Idaho Springs, Colorado.

Westbound & Down Brewing CF Investors SPV, LLC is a Delaware-based special purpose vehicle (SPV) formed to serve as a crowdfunding investment entity under Regulation Crowdfunding. The company's sole purpose is to acquire, hold, and dispose of securities issued by Westbound & Down Brewing, Inc., with a one-to-one relationship between the securities it holds and the membership interests issued to investors. The SPV is managed by Westbound & Down Brewing, Inc. and operates as a pass-through entity, distributing any proceeds, dividends, or liquidation events directly to its members

Westbound & Down Brewing Company is a brewpub group, serving both manufactured beer for sale through its restaurants and for distribution in other bars, restaurants, and liquor and grocery stores. Our restaurants serve a variety of food and other beverages alongside said beer.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash includes all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash in bank deposit accounts, at times, may exceed federally insured limits. As of January 23, 2025, the Company's cash did not exceed FDIC-insured limits.

Income Taxes

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes, and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

WESTBOUND & DOWN BREWING CF INVESTORS SPV, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE ONE DAY ENDED JANUARY 23, 2025 (INCEPTION DATE)

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Related Parties

The Company discloses transactions with related parties in accordance with ASC 850, Related Party Disclosures. Related parties include directors, officers, principal owners, their immediate family members, and entities under common ownership or control. Transactions with related parties are recorded at amounts agreed upon between the parties, which may not necessarily be equivalent to amounts that would have been incurred in an arm's-length transaction. The Company evaluates related party arrangements on a periodic basis to determine the appropriate recognition, measurement, and disclosure in the financial statements.

Contingencies and Commitments

The Company accounts for commitments and contingencies in accordance with ASC 450, Contingencies. A liability for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If a loss contingency is only reasonably possible, or if the amount cannot be reasonably estimated, disclosure is made in the notes to the financial statements, but no liability is recorded. Commitments, including contractual obligations and guarantees, are disclosed when material. The Company regularly evaluates legal claims, regulatory matters, and other obligations to determine whether recognition or disclosure is required.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 29, 2025, which is the date the financial statements were issued.

3.   EQUITY

No membership units have been issued and were outstanding as of January 23, 2025.

Voting Rights

Members do not have direct control over the operations of the SPV. The SPV is managed by Westbound & Down Brewing, Inc., which holds full decision-making authority. Certain significant actions, such as amendments to the operating agreement, issuance of additional membership units, or dissolution of the SPV, require the approval of members holding a specified majority interest.

Distribution Rights

The SPV is structured as a pass-through entity. It does not generate independent revenues but receives distributions from Westbound & Down Brewing, Inc. and allocates such proceeds to members on a pro-rata basis in accordance with their ownership interests. Distributions are made when declared by Westbound & Down Brewing, Inc. and may include dividends, profits, or liquidation proceeds.

Liquidity Rights (Transfer & Exit Restrictions)

Membership interests are subject to transfer restrictions. Transfers are generally prohibited during the initial one-year holding period, except in limited cases such as transfers to Westbound & Down Brewing, Inc., accredited investors as defined under SEC Rule 501, transfers to family members or trusts, or pursuant to a registered securities offering. After the expiration of the one-year holding period, transfers remain subject to manager approval and applicable securities law requirements. Upon dissolution of the SPV, members will be entitled to receive a direct transfer of securities or liquidation proceeds, as applicable.

4. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of January 23, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

5. RELATED PARTY TRANSACTIONS

There are no related party transactions as of January 23, 2025.

6. SUBSEQUENT EVENTS

Subsequent to year-end, 586,993 shares of Class B Common Stock were issued by the Company, amounting to $1,234,442.

Except for the event stated above, there were no other events that required an adjustment or disclosure to these financial statements.

7. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT H
Video Transcript
(Attached)



Word count: 286

CAMPAIGN VIDEO

Audio	Video
Jake Gardner: Colorado wrote the blueprint for American craft beer excellence. But in recent years, the industry has stalled. As smaller breweries close due to economic pressures and big brands fail to remain relevant,local, bars and restaurants still need to fill their taps, leaving a 150,000-keg Colorado craft draft beer vacancy.	SF: Wide shot of a scenic Colorado mountain range. Show slow pour of beer. Show beer and then fade the color out to almost black and white signifying the stagnant.
Jake Gardner: That's where we come in. At Westbound & Down, we're bringing a new model to craft beer, revitalizing the American Brewpub experience to build our brand. In fact, since 2019, we've quadrupled revenue—expanded into 298 bars and restaurants and 329 retail locations, including every Whole Foods in the state. Every time we have increased production we have sold out of all the beer we can make.	R: Montage of Westbound & Down's vibrant brew pubs, people enjoying beer flights, awards being placed on shelves. Show trucks delivering cans or show cans in packaging. G: Show awards on screen from slide 4 of this deck R: Show canning line


We're the only premium craft beer brand to marry award-winning brews, top-tier hospitality, and large-scale distribution. **Matt Husted:** ==I have== a history of building Michelin-star and James Beard-recognized teams. ==**At Westbound and Down**==, we maintain sky-high standards, personally selecting our hops, partnering with local farms for our menus, and refusing to compromise on quality. This passion for quality has created an entirely new model for growth.	Matt to camera at: "With a history of building Michelin-star and James Beard-recognized teams"
Jake: In a $30 BILLION industry where others cut corners in order to scale, we've proven that quality CAN drive growth.	R: Close-up shots of fresh hops being examined, brewers carefully crafting beer, farm partnerships, and a Michelin-starred restaurant service in action. Add text: ● $30 BILLION industry ● Quality can drive growth R: Show brewpub in action, food being made, food being delivered. People eating the food and drinking the beer. Cut back to Matt at " I maintain sky-high standards" SF: Show hop farms



Testimonial: You can really feel that people care about being here at Westbound And Down. Just from the quality of the food, the delicious beer, the smiles on the bartenders faces. You just can't beat it. It's the perfect trifecta, and that's why I choose to come to Westbound And Down.	
Jake: With your help, we can maintain this quality AND meet the demand from distributors who are clamoring to bring our beer and brewpub experience to the masses. With plans to expand into Nebraska, Illinois, Oregon, California, Texas, and New York, your investment will help us fund canning lines and brewpub expansions that will quadruple our production by 2028.	Jake to camera at " With your help, we can maintain this quality AND meet the demand from distributors…" G: Map highlighting the new expansion states R: Footage of a bustling Westbound & Down location, shots of a canning line in action. I: Show drawings of future or existing brewpub locations.
Jake: Come join the fastest growing and most award winning brewery in Colorado as we move into our next phase. Invest in Westbound & Down today.	R: Wide shot of the Brewpub bar with one glass of beer being shown. Slowly zoom in to with the glass on the left or right. Add in the Westbound Logo with text "Invest today"